Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2022, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by this matter.

As described in note 32.3.g) to the condensed consolidated interim financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have an impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 17, 2022, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2021 presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2022

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(in millions of Korean won)	Notes	March 31, 2022 (Unaudited)		December 31, 2021
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	28,984,257	~~W~~	31,009,374
Financial assets at fair value through profit or loss	4,6,11		68,100,541		66,005,815
Derivative financial assets	4,6,8		4,987,905		3,721,370
Loans measured at amortized cost	4,6,9,10		425,398,025		417,900,273
Financial investments	4,6,11		106,445,794		104,847,871
Investments in associates and joint ventures	12		475,349		448,718
Property and equipment			5,234,562		5,239,898
Investment property			2,517,631		2,514,944
Intangible assets			3,228,855		3,266,357
Net defined benefit assets	19		90,996		100,083
Current income tax assets			183,279		98,798
Deferred income tax assets	13,26		165,444		159,093
Assets held for sale			210,158		237,318
Assets of a disposal group held for sale			—		171,749
Other assets	4,6		33,988,166		28,174,173

Total assets		~~W~~	680,010,962	~~W~~	663,895,834

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	13,125,773	~~W~~	12,088,980
Derivative financial liabilities	4,6,8		5,315,343		3,682,258
Deposits	4,6,15		374,429,525		372,023,918
Borrowings	4,6,16		60,336,137		56,912,374
Debentures	4,6,17		68,840,552		67,430,188
Provisions	18		812,365		808,604
Net defined benefit liabilities	19		266,500		225,521
Current income tax liabilities			1,013,821		662,672
Deferred income tax liabilities	13,26		939,874		1,470,981
Insurance liabilities	30		57,594,120		57,165,936
Other liabilities	4,6		49,197,635		43,130,482

Total liabilities			631,871,645		615,601,914

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			3,436,817		2,838,221
Capital surplus			16,940,231		16,940,231
Accumulated other comprehensive income	28		(322,591)		1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	28		—		7,671
Retained earnings			26,099,868		25,672,815
Treasury shares			(986,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	20		47,258,695		47,460,582
Non-controlling interests			880,622		833,338

Total equity			48,139,317		48,293,920

Total liabilities and equity		~~W~~	680,010,962	~~W~~	663,895,834

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)		2021 (Unaudited)
Interest income		~~W~~	4,309,711	~~W~~	3,624,937
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			4,132,824		3,481,238
Interest income from financial instruments at fair value through profit or loss			176,887		143,699
Interest expense			(1,248,621)		(982,637)

Net interest income	5,21		3,061,090		2,642,300

Fee and commission income			1,337,135		1,359,038
Fee and commission expense			(422,138)		(391,859)

Net fee and commission income	5,22		914,997		967,179

Insurance income			4,199,946		4,255,602
Insurance expense			(4,073,848)		(4,081,388)

Net insurance income	5,30		126,098		174,214

Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach			(76,997)		213,714
Gains on overlay adjustments			163,283		11,246

Net gains on financial instruments at fair value through profit or loss	5,23		86,286		224,960

Net other operating expenses	5,24		(464,758)		(365,365)

General and administrative expenses	5,19,25		(1,691,786)		(1,723,275)

Operating income before provision for credit losses	5		2,031,927		1,920,013

Provision for credit losses	5,7,9,10,18		(130,105)		(173,395)

Net operating income	5		1,901,822		1,746,618

Share of profit of associates and joint ventures	5		8,350		59,710
Net other non-operating expenses	5		(785)		(20,106)

Net non-operating income			7,565		39,604

Profit before income tax expense	5		1,909,387		1,786,222
Income tax expense	5,26		(445,285)		(501,213)

Profit for the period	5		1,464,102		1,285,009

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2022 and 2021 (cont’d)

(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)		2021 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(10,685)	~~W~~	(4,029)
Share of other comprehensive loss of associates and joint ventures			—		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			(217,647)		46,272
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(814)		3,286

			(229,146)		45,527

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			84,069		101,160
Losses on debt securities at fair value through other comprehensive income			(1,040,738)		(583,821)
Share of other comprehensive income of associates and joint ventures			77		3
Gains on cash flow hedging instruments	8		31,246		8,439
Losses on hedging instruments of net investments in foreign operations	8		(24,166)		(32,871)
Other comprehensive loss arising from separate account			(72,452)		(19,142)
Losses on overlay adjustment	30		(118,333)		(8,058)

			(1,140,297)		(534,290)

Other comprehensive loss for the period, net of tax			(1,369,443)		(488,763)

Total comprehensive income for the period		~~W~~	94,659	~~W~~	796,246

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,453,140	~~W~~	1,269,864
Non-controlling interests			10,962		15,145

		~~W~~	1,464,102	~~W~~	1,285,009

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	75,349	~~W~~	770,860
Non-controlling interests			19,310		25,386

		~~W~~	94,659	~~W~~	796,246

Earnings per share	29
Basic earnings per share		~~W~~	3,672	~~W~~	3,224
Diluted earnings per share			3,591		3,161

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2022 and 2021

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357
Comprehensive income for the period																		—
Profit for the period		—		—		—		—		—		1,269,864		—		15,145		1,285,009
Remeasurements of net defined benefit liabilities		—		—		—		(3,692)		—		—		—		(337)		(4,029)
Currency translation differences		—		—		—		92,123		—		—		—		9,037		101,160
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(357,957)		—		(181,133)		—		1,541		(537,549)
Share of other comprehensive income of associates and joint ventures -				—		—		1		—		—		—		—		1
Gains on cash flow hedging instruments		—		—		—		8,439		—		—		—		—		8,439
Losses on hedging instruments of net investments in foreign operations		—		—		—		(32,871)		—		—		—		—		(32,871)
Other comprehensive loss arising from separate account		—		—		—		(19,142)		—		—		—		—		(19,142)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		3,286		—		—		—		—		3,286
Losses on overlay adjustments		—		—		—		(8,058)		—		—		—		—		(8,058)

Total comprehensive income for the period		—		—		—		(317,871)		—		1,088,731		—		25,386		796,246

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(689,653)		—		—		(689,653)
Issuance of hybrid securities		—		598,659		—		—		—		—		—		—		598,659
Dividends on hybrid securities		—		—		—		—		—		(13,562)		—		(11,832)		(25,394)
Others		—		—		4		—		—		—		—		23,898		23,902

Total transactions with shareholders		—		598,659		4		—		—		(703,215)		—		12,066		(92,486)

Balance as of March 31, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,294,647	~~W~~	16,723,593	~~W~~	312,140	~~W~~	—	~~W~~	22,926,132	~~W~~	(1,136,188)	~~W~~	895,235	~~W~~	44,106,117

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Comprehensive income for the period
Profit for the period		—		—		—		—		—		1,453,140		—		10,962		1,464,102
Remeasurements of net defined benefit liabilities		—		—		—		(10,984)		—		—		—		299		(10,685)
Currency translation differences		—		—		—		82,675		(7,671)		—		—		9,065		84,069
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(1,257,114)		—		(255)		—		(1,016)		(1,258,385)
Share of other comprehensive income of associates and joint ventures -				—		—		77		—		—		—		—		77
Gains on cash flow hedging instruments		—		—		—		31,246		—		—		—		—		31,246
Losses on hedging instruments of net investments in foreign operations		—		—		—		(24,166)		—		—		—		—		(24,166)
Other comprehensive loss arising from separate account		—		—		—		(72,452)		—		—		—		—		(72,452)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(814)		—		—		—		—		(814)
Losses on overlay adjustments		—		—		—		(118,333)		—		—		—		—		(118,333)

Total comprehensive income for the period		—		—		—		(1,369,865)		(7,671)		1,452,885		—		19,310		94,659

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Issuance of hybrid securities		—		598,596		—		—		—		—		—		14,996		613,592
Dividends on hybrid securities		—		—		—		—		—		(22,533)		—		(12,950)		(35,483)
Retirement of treasury shares		—		—		—		—		—		(150,000)		150,000		—		—
Others		—		—		—		—		—		—		—		25,928		25,928

Total transactions with shareholders		—		598,596		—		—		—		(1,025,832)		150,000		27,974		(249,262)

Balance as of March 31, 2022 (Unauidted)	~~W~~	2,090,558	~~W~~	3,436,817	~~W~~	16,940,231	~~W~~	(322,591)	~~W~~	—	~~W~~	26,099,868	~~W~~	(986,188)	~~W~~	880,622	~~W~~	48,139,317

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021

(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,464,102	~~W~~	1,285,009

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(57,559)		34,716
Net losses (gains) on derivative financial instruments for hedging purposes			(10,958)		140,432
Provision for credit losses			130,105		173,395
Net losses (gains) on financial investments			19,485		(35,562)
Share of profit of associates and joint ventures			(8,350)		(59,710)
Depreciation and amortization expense			206,603		213,427
Amortization expense of VOBA			35,597		40,685
Other net losses (gains) on property and equipment/intangible assets			(31,739)		3,201
Share-based payments			44,598		38,338
Provision for policy reserves			415,007		1,003,418
Post-employment benefits			60,841		58,380
Net interest expense (income)			(36,052)		65,546
Losses on foreign currency translation			224,033		7,837
Other expenses			220,239		122,957

			1,211,850		1,807,060

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,550,700)		1,019,676
Derivative financial instruments			263,734		(104,635)
Loans measured at fair value through other comprehensive income			(3,357)		(48,336)
Loans measured at amortized cost			(7,656,195)		(5,591,559)
Current income tax assets			(84,481)		(12,082)
Deferred income tax assets			(6,079)		(15,077)
Other assets			(4,044,378)		(10,420,900)
Financial liabilities at fair value through profit or loss			1,557,947		986,831
Deposits			2,158,849		(18,935)
Current income tax liabilities			351,148		113,028
Deferred income tax liabilities			14,492		269,846
Other liabilities			5,064,971		7,043,106

			(3,934,049)		(6,779,037)

Net cash outflow from operating activities			(1,258,097)		(3,686,968)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021 (cont’d)

(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(17,146)		5,658
Disposal of financial asset at fair value through profit or loss			1,984,542		2,214,438
Acquisition of financial asset at fair value through profit or loss			(3,074,876)		(2,403,819)
Disposal of financial investments			4,336,187		19,790,905
Acquisition of financial investments			(7,857,639)		(17,607,869)
Disposal of investments in associates and joint ventures			40,975		230,128
Acquisition of investments in associates and joint ventures			(59,043)		(30,828)
Disposal of property and equipment			618		14,896
Acquisition of property and equipment			(47,241)		(59,456)
Acquisition of investment property			(400)		—
Disposal of intangible assets			3,578		3,376
Acquisition of intangible assets			(33,444)		(30,998)
Net cash flows from changes in ownership of subsidiaries			289,452		77,093
Others			215,566		(26,892)

Net cash inflow (outflow) from investing activities			(4,218,871)		2,176,632

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			27,803		(21,051)
Net increase in borrowings			3,431,227		551,698
Increase in debentures			13,373,036		13,546,169
Decrease in debentures			(12,045,769)		(14,376,695)
Increase (decrease) in other payables to trust accounts			(218,147)		830,570
Dividends paid on hybrid securities			(22,533)		(13,562)
Issuance of hybrid securities			598,596		598,659
Increase (decrease) in non-controlling interests			2,046		(11,832)
Redemption of principal elements of lease payments			(66,957)		(60,643)
Others			253,137		(124,091)

Net cash inflow from financing activities			5,332,439		919,222

Effect of exchange rate changes on cash and cash equivalents			50,872		101,250

Net decrease in cash and cash equivalents			(93,657)		(489,864)
Cash and cash equivalents at the beginning of the period	31		9,108,460		8,685,092

Cash and cash equivalents at the end of the period	31	~~W~~	9,014,803	~~W~~	8,195,228

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of March 31, 2022, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the three-month period ended March 31, 2022, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition as part of a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

(a) Major changes in accounting policy

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. If the Group prepares consolidated financial statements by applying Korean IFRS No.1117, the following parts are expected to make significant differences with the current consolidated financial statements. It does not mean to include all differences that are arising in the future and can be changed based on the future additional analysis results.

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are divided to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Key changes in accounting policies expected by adopting Korean IFRS No.1117 are as follows:

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance liability measurement	Measure at cost using the past information	Measure at current value using information at the reporting date

Need to choose transition method to adjust the existing group of insurance contracts to current measurement at the transition date (among the fully retrospective approach, modified retrospective approach or fair value approach)

Recognition of insurance revenue	Apply cash basis to recognize the received premium as insurance revenue	Recognize revenue by reflecting services provided to the policyholder by each annual reporting period (accrual basis)
	Include investment component, such as refunds due to termination and maturity, to insurance revenue	Exclude investment component (refunds due to termination and maturity) from insurance revenue Net insurance income and net investment income (financial income) are presented separately

Deferred acquisition cost	Recognize deferred acquisition cost as a separate asset	Do not recognize deferred acquisition cost as a separate asset
	Estimate insurance liability based on net insurance premium (excluding administration expenses)	Estimate insurance liability based on operating insurance premium (including administration expenses)

(b) Status of preparation for Korean IFRS No.1117 adoption

In order for the Group to smoothly adopt Korean IFRS No.1117, it is necessary to prepare a separate implementation department, implement an accounting system, train executives and employees, and analyze financial impact and etc.

Above all, for the adequacy of insurance liability evaluation, the stability of the accounting system and the conformity of system calculations must be secured, and accounting policies and actuarial assumptions must be established reasonably and applied consistently every period. For this, the Group needs to verify the system continually, and prepare various internal control procedures. In particular, the Group shall implement and comply with an internal control over financial reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the adoption of the new accounting standard.

The adoption of Korean IFRS No.1117 will not only change accounting standard, but will also affect insurance product development, sales strategies, and long-term business strategies. Accordingly, it is necessary for the Group to re-establish various business strategies after the adoption of the new accounting standard, provide continual training for related executives and employees and report preparations for adoption and future plans to management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

The detailed preparations for adoption and future plans are as follows:

(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan

Implementation department	(Feb. 2017) Organize the implementation department of Korean IFRS No.1117	Continuous operation of the implementation department
(Apr. 2018) Expand the implementation department of Korean IFRS No.1117 (currently, total 15 personnel who are fully in charge of)

Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system (Jun. 2018) Complete implementation of the system	Stabilization of the system (dual closing)
(Sep. 2018) Start implementation of the accounting system (Nov. 2020) Complete implementation of the system
Currently, pilot operation of accounting system
(Mar. 2022) Start implementation of the internal control over financial reporting

Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	Plan to expand training target

Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing

(Prudential Life Insurance Company of Korea Ltd.)

Key activity	Progress (at the reporting date)	Future plan

Implementation department	(Apr. 2016) Organize the implementation department of Korean IFRS No.1117 (currently, total 10 personnel who are fully in charge of)	Continuous operation of the implementation department

Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system (Nov. 2018) Complete implementation of the system	Advancement of the system (dual closing) Implementation of the internal control over financial reporting
(Nov. 2020) Start implementation of the accounting system (Dec. 2021) Complete implementation of the system

Training for executives and employees	Implement training for employees	Expansion of training target etc.

Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of Korean IFRS No.1117	Report issues in relation to dual closing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

(KB Life Insurance Co., Ltd)

Key activity	Progress (at the reporting date)	Future plan

Implementation department	(Jul. 2018) Organize the responsive team for Korean IFRS No.1117 (Mar. 2019) Organize and operate TF for Korean IFRS No.1117	Progress works in relation to transition to new accounting standards Supplement personnel who are fully in charge of, etc.

Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	Stabilization of the system (dual closing) Implementation of internal control over financial reporting

Training for executives and employees

Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)

(Nov. 2020) Open online training

(Dec. 2021) Implement non-face-to-face training

(Jan. 2022) Implement face-to-face training for executives

Plan to increase training courses and expand training target

Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing and financial effect

(c) Financial effect evaluation

As the adoption of Korean IFRS No.1117 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.

In 2021, the Group carried out continual system conformity verification and stabilization, and preparation for dual closing in 2022. Detailed results of financial impact will be disclosed in the annual consolidated financial statements for 2022.

The Group is currently analyzing the impact of the measurement of insurance contract liabilities after the adoption of Korean IFRS No.1117 due to changes in the insurance liability measurement method and revenue recognition method.

The Group has a total insurance contract liabilities of ~~W~~ 57,594,120 million as of March 31, 2022, and savings type insurance accounts for 26% (~~W~~ 1,110,026 million) of the total insurance premium income for the three-month period ended March 31, 2022.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.1.3 Restatement of consolidated interim financial statements for the three-month period ended March 31, 2021.

The Group maintains defined benefit plan which pays a lump sum retirement benefit to employees who retire at a specific age before the mandatory retirement age and meet required minimum service periods as of retirement date. Until the six-month period ended June 30, 2021, the Group attributed the retirement benefit of this plan from the date the employee starts working with the Group until the retirement date, regardless of minimum service periods. However, from the consolidated financial statement for the nine-month period ended September 30, 2021, the Group retrospectively applied the accounting policy in accordance with the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision in May 2021, which requires attribution of the retirement benefit over the minimum service periods just before the retirement date. The restated comparative consolidated interim financial statements reflect adjustments resulting from the retrospective application.

The effects of this change in accounting policy to the consolidated interim statements of comprehensive income for the three-month period ended March 31, 2021, are as follows:

(In millions of Korean won, except for per share amounts)	2021
Increase in general and administrative expenses	~~W~~	208
Decrease in income tax expense		57
Decrease in basic earnings per share		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2021, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2021, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	26,296,977	~~W~~	28,362,387
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		179,109		200,742
Securities measured at fair value through profit or loss		65,143,227		63,002,692
Loans measured at fair value through profit or loss		285,935		269,296
Financial instruments indexed to the price of gold		104,076		113,622
Derivatives		4,987,905		3,721,370
Loans measured at amortized cost *		425,398,025		417,900,273
Financial investments:
Securities measured at fair value through other comprehensive income		55,079,041		56,259,511
Securities measured at amortized cost *		47,456,768		44,471,628
Loans measured at fair value through other comprehensive income		316,964		313,604
Other financial assets *		16,241,796		10,755,350

		641,489,823		625,370,475

Off-balance sheet items
Acceptances and guarantees contracts		10,447,705		10,199,689
Financial guarantee contracts		6,922,704		6,892,464
Commitments		173,554,692		170,218,143

		190,925,101		187,310,296

	~~W~~	832,414,924	~~W~~	812,680,771

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	116,694,435	~~W~~	5,812,088	~~W~~	1,417	~~W~~	—	~~W~~	122,507,940
Grade 2		71,140,299		8,241,263		3,515		—		79,385,077
Grade 3		5,753,707		2,832,103		2,491		—		8,588,301
Grade 4		665,785		992,921		8,136		—		1,666,842
Grade 5		11,299		347,660		2,044,945		—		2,403,904

		194,265,525		18,226,035		2,060,504		—		214,552,064

Retail
Grade 1		168,507,297		4,641,881		12,518		—		173,161,696
Grade 2		9,196,624		4,176,804		35,933		—		13,409,361
Grade 3		3,442,484		1,458,815		30,089		—		4,931,388
Grade 4		225,078		391,028		19,728		—		635,834
Grade 5		570,205		451,573		723,706		—		1,745,484

		181,941,688		11,120,101		821,974		—		193,883,763

Credit card
Grade 1		10,340,256		1,036,247		—		—		11,376,503
Grade 2		3,958,531		1,016,025		—		—		4,974,556
Grade 3		1,405,118		1,466,122		—		—		2,871,240
Grade 4		78,046		584,838		—		—		662,884
Grade 5		791		144,207		524,103		—		669,101

		15,782,742		4,247,439		524,103		—		20,554,284

		391,989,955		33,593,575		3,406,581		—		428,990,111

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		235,811		—		—		—		235,811
Grade 2		81,153		—		—		—		81,153
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		316,964		—		—		—		316,964

		316,964		—		—		—		316,964

	~~W~~	392,306,919	~~W~~	33,593,575	~~W~~	3,406,581	~~W~~	—	~~W~~	429,307,075

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	111,284,284	~~W~~	5,345,956	~~W~~	3,705	~~W~~	—	~~W~~	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		233,868		—		—		—		233,868
Grade 2		79,736		—		—		—		79,736
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	~~W~~	385,621,371	~~W~~	32,788,523	~~W~~	3,488,038	~~W~~	—	~~W~~	421,897,932

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2022 and December 31, 2021, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	92,237,748	~~W~~	6,771,005	~~W~~	357,305	~~W~~	99,366,058
Deposits and savings		5,781,234		152,754		65,439		5,999,427
Property and equipment		14,840,451		609,511		248,405		15,698,367
Real estate		186,564,160		14,438,914		1,930,298		202,933,372

	~~W~~	299,423,593	~~W~~	21,972,184	~~W~~	2,601,447	~~W~~	323,997,224

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	90,696,507	~~W~~	6,604,758	~~W~~	396,097	~~W~~	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	~~W~~	291,765,309	~~W~~	21,037,032	~~W~~	2,785,870	~~W~~	315,588,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	46,236,835	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	46,236,835
Grade 2		1,215,380		—		—		—		1,215,380
Grade 3		1,280		7,790		—		—		9,070
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		47,453,495		7,790		—		—		47,461,285

Securities measured at fair value through other comprehensive income
Grade 1		50,388,020		—		—		—		50,388,020
Grade 2		4,605,262		—		—		—		4,605,262
Grade 3		63,446		3,969		—		—		67,415
Grade 4		18,344		—		—		—		18,344
Grade 5		—		—		—		—		—

		55,075,072		3,969		—		—		55,079,041

	~~W~~	102,528,567	~~W~~	11,759	~~W~~	—	~~W~~	—	~~W~~	102,540,326

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	43,427,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	~~W~~	100,723,694	~~W~~	11,614	~~W~~	—	~~W~~	—	~~W~~	100,735,308

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of March 31, 2022 and December 31, 2021, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	25,075,058	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,075,058
Grade 2		729,711		—		—		—		729,711
Grade 3		17,182		—		—		—		17,182
Grade 4		467,763		—		—		—		467,763
Grade 5		11,183		—		—		—		11,183

	~~W~~	26,300,897	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,300,897

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,548,145	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		439,511		—		—		—		439,511
Grade 5		10,984		—		—		—		10,984

	~~W~~	28,365,356	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,365,356

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2022 and December 31, 2021, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	21,326,514	9.91	~~W~~	(33,394)	~~W~~	21,293,120
Manufacturing		52,226,163	24.27		(524,894)		51,701,269
Service		92,245,037	42.87		(480,810)		91,764,227
Wholesale and retail		27,928,187	12.98		(264,636)		27,663,551
Construction		6,297,647	2.94		(251,181)		6,046,466
Public sector		2,249,474	1.05		(83,367)		2,166,107
Others		12,881,941	5.98		(180,229)		12,701,712

	~~W~~	215,154,963	100.00	~~W~~	(1,818,511)	~~W~~	213,336,452

(In millions of Korean won)	December 31, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	22,059,895	10.74	~~W~~	(32,856)	~~W~~	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	~~W~~	205,435,830	100.00	~~W~~	(1,886,916)	~~W~~	203,548,914

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	92,984,898	43.36	~~W~~	(71,768)	~~W~~	92,913,130
General loan		100,898,865	47.05		(909,034)		99,989,831
Credit card		20,554,284	9.59		(792,772)		19,761,512

	~~W~~	214,438,047	100.00	~~W~~	(1,773,574)	~~W~~	212,664,473

(In millions of Korean won)	December 31, 2021
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,695,479	43.23	~~W~~	(71,424)	~~W~~	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	~~W~~	216,731,398	100.00	~~W~~	(1,797,139)	~~W~~	214,934,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	26,300,897	100.00	~~W~~	(3,920)	~~W~~	26,296,977

		26,300,897	100.00		(3,920)		26,296,977

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		151,780	84.74		—		151,780
Others		27,329	15.26		—		27,329

		179,109	100.00		—		179,109

Securities measured at fair value through profit or loss
Government and government funded institutions		16,473,376	25.29		—		16,473,376
Finance and insurance		37,347,421	57.33		—		37,347,421
Others		11,322,430	17.38		—		11,322,430

		65,143,227	100.00		—		65,143,227

Derivative financial assets
Government and government funded institutions		5,241	0.11		—		5,241
Finance and insurance		4,807,589	96.38		—		4,807,589
Others		175,075	3.51		—		175,075

		4,987,905	100.00		—		4,987,905

Securities measured at fair value through other comprehensive income
Government and government funded institutions		23,919,622	43.43		—		23,919,622
Finance and insurance		22,020,823	39.98		—		22,020,823
Others		9,138,596	16.59		—		9,138,596

		55,079,041	100.00		—		55,079,041

Securities measured at amortized cost
Government and government funded institutions		33,871,128	71.37		(32)		33,871,096
Finance and insurance		11,491,852	24.21		(3,633)		11,488,219
Others		2,098,305	4.42		(852)		2,097,453

		47,461,285	100.00		(4,517)		47,456,768

	~~W~~	199,151,464		~~W~~	(8,437)	~~W~~	199,143,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,365,356	100.00	~~W~~	(2,969)	~~W~~	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,348,262	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,348,262
Financial liabilities designated at fair value through profit or loss [1]		9,777,511		—		—		—		—		—		9,777,511
Derivatives held for trading [1]		5,112,969		—		—		—		—		—		5,112,969
Derivatives held for hedging [2]		—		9,015		2,831		32,822		17,478		—		62,146
Deposits [3]		204,598,154		18,388,738		34,003,958		109,572,234		10,955,545		1,240,669		378,759,298
Borrowings		8,505,251		18,764,223		6,231,675		16,183,400		10,244,785		1,048,694		60,978,028
Debentures		12,104		3,558,302		6,847,157		19,335,561		33,404,067		6,593,929		69,751,120
Lease liabilities		136		22,861		42,574		151,828		343,290		48,899		609,588
Other financial liabilities		217,874		26,053,714		203,363		357,901		935,717		372,745		28,141,314

	~~W~~	231,572,261	~~W~~	66,796,853	~~W~~	47,331,558	~~W~~	145,633,746	~~W~~	55,900,882	~~W~~	9,304,936	~~W~~	556,540,236

Off-balance sheet items
Commitments [4]	~~W~~	173,554,692	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	173,554,692
Acceptances and guarantees contracts		10,447,705		—		—		—		—		—		10,447,705
Financial guarantee contracts [5]		6,922,704		—		—		—		—		—		6,922,704

	~~W~~	190,925,101	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	190,925,101

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

(In millions of Korean won)	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss [1]		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading [1]		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging [2]		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits [3]		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,825,350		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,318,699		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	~~W~~	228,951,596	~~W~~	60,790,876	~~W~~	42,524,313	~~W~~	146,041,876	~~W~~	56,700,841	~~W~~	9,267,178	~~W~~	544,276,680

Off-balance sheet items
Commitments [4]	~~W~~	170,218,143	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts [5]		6,892,464		—		—		—		—		—		6,892,464

	~~W~~	187,310,296	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	187,310,296

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Treasury Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“△EVE”), changes in Net Interest Income (“△NII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the Treasury department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	1,037,418	~~W~~	904,140	~~W~~	182,864	~~W~~	2,124,422	~~W~~	389,133	~~W~~	400,154	~~W~~	439,491	~~W~~	133,289	~~W~~	237,224	~~W~~	—	~~W~~	3,723,713
Intersegment net operating revenues (expenses)		38,223		—		81,728		119,951		(18,351)		(19,542)		(26,541)		(6,566)		41,183		(90,134)		—

		1,075,641		904,140		264,592		2,244,373		370,782		380,612		412,950		126,723		278,407		(90,134)		3,723,713

Net interest income		1,030,273		984,903		124,387		2,139,563		134,129		161,253		363,363		133,529		131,796		(2,543)		3,061,090
Interest income		1,523,743		1,260,462		294,472		3,078,677		238,290		165,182		465,815		135,601		237,896		(11,750)		4,309,711
Interest expense		(493,470)		(275,559)		(170,085)		(939,114)		(104,161)		(3,929)		(102,452)		(2,072)		(106,100)		9,207		(1,248,621)
Net fee and commission income (expenses)		99,596		68,297		102,889		270,782		275,079		(48,318)		149,421		(5,679)		274,784		(1,072)		914,997
Fee and commission income		132,383		101,526		133,650		367,559		327,312		3,796		399,977		404		307,248		(69,161)		1,337,135
Fee and commission expense		(32,787)		(33,229)		(30,761)		(96,777)		(52,233)		(52,114)		(250,556)		(6,083)		(32,464)		68,089		(422,138)
Net insurance income (expenses)		—		—		—		—		—		183,321		2,651		(53,909)		—		(5,965)		126,098
Insurance income		—		—		—		—		—		3,338,109		5,169		872,911		—		(16,243)		4,199,946
Insurance expense		—		—		—		—		—		(3,154,788)		(2,518)		(926,820)		—		10,278		(4,073,848)
Net gains (losses) on financial instruments at fair value through profit or loss		8,688		—		23,359		32,047		(47,386)		102,842		277		49,210		(2,295)		(48,409)		86,286
Net other operating income (expenses)		(62,916)		(149,060)		13,957		(198,019)		8,960		(18,486)		(102,762)		3,572		(125,878)		(32,145)		(464,758)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(412,573)	~~W~~	(481,829)	~~W~~	(126,480)	~~W~~	(1,020,882)	~~W~~	(210,480)	~~W~~	(203,967)	~~W~~	(136,187)	~~W~~	(45,653)	~~W~~	(104,338)	~~W~~	29,721	~~W~~	(1,691,786)
Operating income before provision for credit losses		663,068		422,311		138,112		1,223,491		160,302		176,645		276,763		81,070		174,069		(60,413)		2,031,927
Reversal (provision) of credit losses		(14,379)		(8,492)		11,076		(11,795)		(11,158)		17,019		(111,174)		321		(13,838)		520		(130,105)
Net operating income		648,689		413,819		149,188		1,211,696		149,144		193,664		165,589		81,391		160,231		(59,893)		1,901,822
Share of profit (loss) of associates and joint ventures		—		—		(734)		(734)		3,114		(98)		212		—		2,093		3,763		8,350
Net other non-operating income (expenses)		316		—		4,163		4,479		7,782		1,291		(960)		247		(7,676)		(5,948)		(785)
Segment profit before income tax expense		649,005		413,819		152,617		1,215,441		160,040		194,857		164,841		81,638		154,648		(62,078)		1,909,387
Income tax expense		(124,153)		(85,055)		(31,707)		(240,915)		(45,527)		(51,603)		(45,822)		(25,762)		(41,674)		6,018		(445,285)

Profit for the period	~~W~~	524,852	~~W~~	328,764	~~W~~	120,910	~~W~~	974,526	~~W~~	114,513	~~W~~	143,254	~~W~~	119,019	~~W~~	55,876	~~W~~	112,974	~~W~~	(56,060)	~~W~~	1,464,102

Profit attributable to shareholders of the Parent Company		524,566		328,764		123,945		977,275		114,318		143,121		118,890		55,876		112,446		(68,786)		1,453,140
Profit (loss) attributable to non-controlling interests		286		—		(3,035)		(2,749)		195		133		129		—		528		12,726		10,962
Total assets *		198,834,241		167,151,257		127,093,265		493,078,763		62,691,032		41,454,675		27,238,633		36,074,175		56,564,890		(37,091,206)		680,010,962
Total liabilities *		199,490,020		183,293,164		77,865,621		460,648,805		57,052,088		37,630,125		22,797,330		33,903,822		24,640,852		(4,801,377)		631,871,645

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues from external customers	~~W~~	809,186	~~W~~	727,238	~~W~~	414,642	~~W~~	1,951,066	~~W~~	526,309	~~W~~	321,906	~~W~~	442,655	~~W~~	190,809	~~W~~	210,543	~~W~~	—	~~W~~	3,643,288
Intersegment net operating revenues (expenses)		31,727		—		49,825		81,552		(15,044)		(19,454)		(34,302)		9,937		(12,891)		(9,798)		—

		840,913		727,238		464,467		2,032,618		511,265		302,452		408,353		200,746		197,652		(9,798)		3,643,288

Net interest income		901,901		828,768		78,333		1,809,002		133,599		153,351		339,598		124,383		83,178		(811)		2,642,300
Interest income		1,257,389		1,064,703		221,514		2,543,606		195,733		153,596		431,078		124,422		184,330		(7,828)		3,624,937
Interest expense		(355,488)		(235,935)		(143,181)		(734,604)		(62,134)		(245)		(91,480)		(39)		(101,152)		7,017		(982,637)
Net fee and commission income (expenses)		102,211		138,225		76,455		316,891		301,027		(41,263)		149,611		(5,563)		247,522		(1,046)		967,179
Fee and commission income		129,321		169,811		105,473		404,605		334,090		2,373		405,898		13		283,478		(71,419)		1,359,038
Fee and commission expense		(27,110)		(31,586)		(29,018)		(87,714)		(33,063)		(43,636)		(256,287)		(5,576)		(35,956)		70,373		(391,859)
Net insurance income		—		—		—		—		—		138,959		2,999		31,503		—		753		174,214
Insurance income		—		—		—		—		—		3,171,259		5,808		1,089,715		—		(11,180)		4,255,602
Insurance expense		—		—		—		—		—		(3,032,300)		(2,809)		(1,058,212)		—		11,933		(4,081,388)
Net gains (losses) on financial instruments at fair value through profit or loss		30,611		—		97,715		128,326		41,557		57,334		(131)		63,511		(32,586)		(33,051)		224,960
Net other operating income (expenses)		(193,810)		(239,755)		211,964		(221,601)		35,082		(5,929)		(83,724)		(13,088)		(100,462)		24,357		(365,365)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(394,735)	~~W~~	(517,158)	~~W~~	(112,747)	~~W~~	(1,024,640)	~~W~~	(222,704)	~~W~~	(209,346)	~~W~~	(142,414)	~~W~~	(48,184)	~~W~~	(98,793)	~~W~~	22,806	~~W~~	(1,723,275)
Operating income before provision for credit losses		446,178		210,080		351,720		1,007,978		288,561		93,106		265,939		152,562		98,859		13,008		1,920,013
Reversal (provision) of credit losses		(29,254)		(27,430)		89		(56,595)		(863)		150		(78,936)		(292)		(36,547)		(312)		(173,395)
Net operating income		416,924		182,650		351,809		951,383		287,698		93,256		187,003		152,270		62,312		12,696		1,746,618
Share of profit (loss) of associates and joint ventures		—		—		37,202		37,202		4,029		(12)		364		—		(711)		18,838		59,710
Net other non-operating income (expenses)		(2,127)		—		(15,193)		(17,320)		3,099		884		(1,491)		71		(106)		(5,243)		(20,106)
Segment profit before income tax expense		414,797		182,650		373,818		971,265		294,826		94,128		185,876		152,341		61,495		26,291		1,786,222
Income tax expense		(108,128)		(50,229)		(122,341)		(280,698)		(73,755)		(25,486)		(43,525)		(41,753)		(39,124)		3,128		(501,213)

Profit for the period	~~W~~	306,669	~~W~~	132,421	~~W~~	251,477	~~W~~	690,567	~~W~~	221,071	~~W~~	68,642	~~W~~	142,351	~~W~~	110,588	~~W~~	22,371	~~W~~	29,419	~~W~~	1,285,009

Profit attributable to shareholders of the Parent Company		306,408		132,421		249,664		688,493		221,064		68,618		141,534		110,588		21,629		17,938		1,269,864
Profit attributable to non-controlling interests		261		—		1,813		2,074		7		24		817		—		742		11,481		15,145
Total assets *		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities *		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Banking service	~~W~~	2,124,422	~~W~~	1,951,066
Securities service		389,133		526,309
Non-life insurance service		400,154		321,906
Credit card service		439,491		442,655
Life insurance service		133,289		190,809
Others		237,224		210,543

	~~W~~	3,723,713	~~W~~	3,643,288

5.2.2 Geographical information

Geographical net operating revenues from external customers for the three-month periods ended March 31, 2022 and 2021, and major non-current assets as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2022		2021		March 31, 2022		December 31, 2021
Domestic	~~W~~	3,456,921	~~W~~	3,426,045	~~W~~	9,768,207	~~W~~	9,853,970
United States		(6,279)		24,580		46,188		45,530
New Zealand		3,179		2,932		1,881		1,932
China		38,544		28,284		21,973		21,416
Cambodia		122,427		93,352		35,847		35,668
United Kingdom		10,021		4,616		87,005		86,361
Indonesia		67,936		25,470		457,023		437,088
Others		30,964		38,009		32,376		20,446
Consolidation adjustments		—		—		530,548		518,788

	~~W~~	3,723,713	~~W~~	3,643,288	~~W~~	10,981,048	~~W~~	11,021,199

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	28,984,257	~~W~~	28,987,618
Financial assets at fair value through profit or loss:		68,100,541		68,100,541
Due from financial institutions		179,109		179,109
Debt securities		65,143,227		65,143,227
Equity securities		2,388,194		2,388,194
Loans		285,935		285,935
Others		104,076		104,076
Derivatives held for trading		4,744,743		4,744,743
Derivatives held for hedging		243,162		243,162
Loans measured at amortized cost		425,398,025		424,968,781
Securities measured at amortized cost		47,456,768		45,755,972
Financial assets at fair value through other comprehensive income:		58,989,026		58,989,026
Debt securities		55,079,041		55,079,041
Equity securities		3,593,021		3,593,021
Loans		316,964		316,964
Other financial assets		16,241,796		16,241,796

	~~W~~	650,158,318	~~W~~	648,031,639

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,348,262	~~W~~	3,348,262
Financial liabilities designated at fair value through profit or loss		9,777,511		9,777,511
Derivatives held for trading		5,112,969		5,112,969
Derivatives held for hedging		202,374		202,374
Deposits		374,429,525		374,275,439
Borrowings		60,336,137		60,074,501
Debentures		68,840,552		68,187,892
Other financial liabilities		36,122,817		36,122,817

	~~W~~	558,170,147	~~W~~	557,101,765

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,009,374	~~W~~	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	~~W~~	634,240,053	~~W~~	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	~~W~~	541,632,120	~~W~~	541,296,618

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	12,075,489	~~W~~	42,418,308	~~W~~	13,606,744	~~W~~	68,100,541
Due from financial institutions		—		127,565		51,544		179,109
Debt securities		11,234,307		41,495,582		12,413,338		65,143,227
Equity securities		737,106		620,252		1,030,836		2,388,194
Loans		—		174,909		111,026		285,935
Others		104,076		—		—		104,076
Derivatives held for trading		108,130		4,501,308		135,305		4,744,743
Derivatives held for hedging		—		243,162		—		243,162
Financial assets at fair value through other comprehensive income:		20,439,062		37,106,702		1,443,262		58,989,026
Debt securities		18,401,544		36,677,497		—		55,079,041
Equity securities		2,037,518		124,913		1,430,590		3,593,021
Loans		—		304,292		12,672		316,964

	~~W~~	32,622,681	~~W~~	84,269,480	~~W~~	15,185,311	~~W~~	132,077,472

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,348,262	~~W~~	—	~~W~~	—	~~W~~	3,348,262
Financial liabilities designated at fair value through profit or loss		39,774		1,465,920		8,271,817		9,777,511
Derivatives held for trading		399,190		4,235,657		478,122		5,112,969
Derivatives held for hedging		—		202,374		—		202,374

	~~W~~	3,787,226	~~W~~	5,903,951	~~W~~	8,749,939	~~W~~	18,441,116

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	13,108,985	~~W~~	40,205,783	~~W~~	12,691,047	~~W~~	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	~~W~~	33,217,551	~~W~~	82,536,288	~~W~~	14,349,589	~~W~~	130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	~~W~~	3,187,654	~~W~~	4,591,470	~~W~~	7,992,114	~~W~~	15,771,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	42,418,308
Due from financial institutions		127,565	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		41,495,582	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		620,252	DCF Model	Interest rate, Discount rate, and others
Loans		174,909	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		4,501,308	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		243,162	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		37,106,702
Debt securities		36,677,497	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		124,913	DCF Model	Discount rate
Loans		304,292	DCF Model	Discount rate

	~~W~~	84,269,480

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,465,920	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		4,235,657	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		202,374	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, and others

	~~W~~	5,903,951

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,205,783
Due from financial institutions		128,726	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	~~W~~	82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	~~W~~	4,591,470

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,180,156	~~W~~	24,298,661	~~W~~	1,508,801	~~W~~	28,987,618
Loans measured at amortized cost		—		204,404		424,764,377		424,968,781
Securities measured at amortized cost [2]		18,288,942		27,463,805		3,225		45,755,972
Other financial assets [2]		—		—		16,241,796		16,241,796

	~~W~~	21,469,098	~~W~~	51,966,870	~~W~~	442,518,199	~~W~~	515,954,167

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	203,273,492	~~W~~	171,001,947	~~W~~	374,275,439
Borrowings [3]		—		3,580,597		56,493,904		60,074,501
Debentures		—		59,808,688		8,379,204		68,187,892
Other financial liabilities [2]		—		—		36,122,817		36,122,817

	~~W~~	—	~~W~~	266,662,777	~~W~~	271,997,872	~~W~~	538,660,649

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,330,920	~~W~~	25,791,556	~~W~~	1,958,755	~~W~~	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost [2]		18,263,895		26,125,391		3,133		44,392,419
Other financial assets [2]		—		—		10,755,350		10,755,350

	~~W~~	21,594,815	~~W~~	52,177,048	~~W~~	430,232,397	~~W~~	504,004,260

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	204,299,174	~~W~~	167,637,457	~~W~~	371,936,631
Borrowings [3]		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities [2]		—		—		29,494,402		29,494,402

	~~W~~	—	~~W~~	268,261,344	~~W~~	257,264,036	~~W~~	525,525,380

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 1,855 million and ~~W~~ 2,143 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of March 31, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	204,404	DCF Model	Discount rate
Securities measured at amortized cost		27,463,805	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	27,668,209

Financial liabilities
Borrowings	~~W~~	3,578,742	DCF Model	Discount rate
Debentures		59,808,688	DCF Model	Discount rate

	~~W~~	63,387,430

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	26,385,492

Financial liabilities
Borrowings	~~W~~	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	~~W~~	63,960,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,508,801	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		424,764,377	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	426,273,178

Financial liabilities
Deposits	~~W~~	171,001,947	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		56,493,904	DCF Model	Other spread, Interest rate
Debentures		8,379,204	DCF Model	Other spread, Interest rate

	~~W~~	235,875,055

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	419,473,914

Financial liabilities
Deposits	~~W~~	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	~~W~~	227,769,634

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	12,525,100	~~W~~	93,929	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		587		97,597		2,396		—		—		335,549		(323,352)
Other comprehensive income (loss)		(398)		(9,440)		—		(16,081)		2		2,766		—
Purchases		4,931		1,219,214		14,701		12,104		—		—		4,025
Sales		(25,592)		(364,891)		—		—		(1,300)		—		(54,309)
Issues		—		—		—		—		—		(1,638,644)		(4,586)
Settlements		—		(11,821)		—		—		—		846,026		—
Transfers into Level 3 *		—		497		—		—		—		—		—
Transfers out of Level 3 *		—		(12,082)		—		—		—		—		—

Ending	~~W~~	51,544	~~W~~	13,444,174	~~W~~	111,026	~~W~~	1,430,590	~~W~~	12,672	~~W~~	(8,271,817)	~~W~~	(342,817)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,421
Total gains or losses:
Profit or loss		128		(11,815)		(842)		—		—		(16,200)		(46,348)
Other comprehensive income (loss)		2,891		16,833		—		8,194		25		(10,795)		—
Purchases		—		573,893		—		18,551		—		—		82
Sales		—		(853,326)		—		(2,644)		(4,600)		—		(43,649)
Issues		—		—		—		—		—		(2,363,475)		(11,601)
Settlements		—		—		—		—		—		4,101,133		1,670
Transfers into Level 3 *		—		55,134		—		—		—		—		—
Transfers out of Level 3 *		—		(77,389)		—		—		—		—		—

Ending	~~W~~	93,102	~~W~~	10,803,253	~~W~~	37,914	~~W~~	2,444,009	~~W~~	23,408	~~W~~	(7,490,768)	~~W~~	200,575

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022						2021
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	72,239	~~W~~	40,538	~~W~~	—	~~W~~	(112,013)	~~W~~	36,936	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		68,775		40,224		—		(157,200)		36,426		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~51,544	Hull and White Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities	12,413,338

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

			Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	0.57 ~ 47.35	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
			Correlation coefficient between underlying assets	-60.51 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,030,836	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.50	The higher the growth rate, the higher the fair value
			Discount rate	8.39 ~ 25.00	The lower the discount rate, the higher the fair value
			Volatility	0.52 ~ 21.10	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2022
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Loans	111,026	DCF Model	Discount rate	8.70	The lower the discount rate, the higher the fair value
Derivatives held for trading:	~~W~~ 108,315	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and	Volatility of underlying asset	18.71 ~ 57.30	The higher the volatility, the higher the fair value fluctuation
Stock and index		White Model, Black-Scholes Model, Binomial Model	Correlation coefficient	-60.51 ~ 82.56	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	26,990	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	6.30 ~ 47.35	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-36.68 ~ 90.85	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,430,590	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	8.11 ~ 16.84	The lower the discount rate, the higher the fair value
			Volatility	30.63 ~ 85.60	The higher the volatility, the higher the fair value fluctuation
Loans	12,672	DCF Model	Discount rate	3.12 ~ 5.12	The lower the discount rate, the higher the fair value

	~~W~~ 15,185,311

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2022
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~8,271,817	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 102.34	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.51 ~ 90.85	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index	192,363	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	18.71 ~ 57.45	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.51 ~ 82.56	The higher the correlation coefficient, the higher the fair value fluctuation
Others	285,759	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	3.07 ~ 3.23	The lower the discount rate, the higher the fair value
			Volatility of underlying asset	4.13 ~ 57.45	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-48.33 ~ 90.83	The higher the correlation coefficient, the higher the fair value fluctuation

~~W~~8,749,939

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	72,016	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
				Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		11,555,588

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
				Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
				Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		969,513

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value
				Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value
Loans		93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021

	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	~~W~~	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value
Currency, interest rate, and others		25,840	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation
Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	~~W~~	14,349,589

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,992,114

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized in other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	116	~~W~~	(119)
Debt securities [4]		15,141		(14,378)		1,585		(1,553)
Equity securities [3]		17,335		(13,353)		981		(771)
Loans [5]		2,879		(2,584)		—		—
Derivatives held for trading [2]		15,939		(16,202)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		32,515		(23,162)		103,182		(73,483)
Loans [6]		—		—		91		(90)

	~~W~~	83,809	~~W~~	(69,679)	~~W~~	105,955	~~W~~	(76,016)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	96,642	~~W~~	(106,229)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		50,642		(47,058)		—		—

	~~W~~	147,284	~~W~~	(153,287)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	(18)
Debt securities [4]		13,149		(12,562)		1,458		(1,402)
Equity securities [3]		11,259		(8,192)		1,049		(813)
Loans [5]		3,062		(2,742)		—		—
Derivatives held for trading [2]		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		6,495		(5,145)		95,599		(71,171)
Loans [6]		—		—		133		(131)

	~~W~~	53,293	~~W~~	(48,646)	~~W~~	98,258	~~W~~	(73,535)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	78,355	~~W~~	(82,797)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		31,310		(29,309)		—		—

	~~W~~	109,665	~~W~~	(112,106)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (-1%p~1%p) or correlation between liquidation value (-1%p~1%p) and discount rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate and growth rate by ±1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Balance at the beginning of the period	~~W~~	77,208	~~W~~	61,393
New transactions		71,997		42,576
Changes during the period		(21,404)		(52,592)

Balance at the end of the period	~~W~~	127,801	~~W~~	51,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)
	March 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,984,257	~~W~~	—	~~W~~	28,984,257
Financial assets at fair value through profit or loss		68,100,541		—		—		—		—		68,100,541
Derivative financial assets		4,744,743		—		—		—		243,162		4,987,905
Loans measured at amortized cost		—		—		—		425,398,025		—		425,398,025
Financial investments		—		55,396,006		3,593,020		47,456,768		—		106,445,794
Other financial assets		—		—		—		16,241,796		—		16,241,796

	~~W~~	72,845,284	~~W~~	55,396,006	~~W~~	3,593,020	~~W~~	518,080,846	~~W~~	243,162	~~W~~	650,158,318

(In millions of Korean won)
	March 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,348,262	~~W~~	9,777,511	~~W~~	—	~~W~~	—	~~W~~	13,125,773
Derivative financial liabilities		5,112,969		—		—		202,374		5,315,343
Deposits		—		—		374,429,525		—		374,429,525
Borrowings		—		—		60,336,137		—		60,336,137
Debentures		—		—		68,840,552		—		68,840,552
Other financial liabilities		—		—		36,122,817		—		36,122,817

	~~W~~	8,461,231	~~W~~	9,777,511	~~W~~	539,729,031	~~W~~	202,374	~~W~~	558,170,147

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)
	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,009,374	~~W~~	—	~~W~~	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	~~W~~	69,538,357	~~W~~	56,573,115	~~W~~	3,803,128	~~W~~	504,136,625	~~W~~	188,828	~~W~~	634,240,053

(In millions of Korean won)
	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	9,149,396	~~W~~	—	~~W~~	—	~~W~~	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	~~W~~	6,449,373	~~W~~	9,149,396	~~W~~	525,860,882	~~W~~	172,469	~~W~~	541,632,120

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 0.92	~~W~~	13,871,313	~~W~~	15,317,033
	Due from banks	Hana Bank and others	0.00 ~ 5.10		3,611,133		3,390,521
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 1.98		631,046		686,236

					18,113,492		19,393,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00		5,059,316		6,329,310
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others	0.00 ~ 6.30		594,174		587,782
	Due from others	Societe Generale (Paris) and others	0.00 ~ 6.00		2,533,915		2,054,474

					8,187,405		8,971,566

				~~W~~	26,300,897	~~W~~	28,365,356

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2022	December 31, 2021		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~13,871,313	~~W~~	15,317,033	Bank of Korea Act
	Due from banks	Shinhan Bank and others	399,929		803,445	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others	564,102		528,642	Derivatives margin account and others

			14,835,344		16,649,120

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others	1,763,514		2,262,610	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others	70,041		68,588	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others	2,252,363		1,774,388	Derivatives margin account and others

			4,085,918		4,105,586

			~~W~~18,921,262	~~W~~	20,754,706

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		16		—		—
Others		935		—		—

Ending	~~W~~	3,920	~~W~~	—	~~W~~	—

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(305)		(5)		(282)
Others		29		1		—

Ending	~~W~~	2,671	~~W~~	30	~~W~~	—

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

8.1 Details of derivative financial instruments held for trading as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	March 31, 2022						December 31, 2021
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	5,268,685	~~W~~	358,065	~~W~~	221,489	~~W~~	4,037,717	~~W~~	140,126	~~W~~	126,610
Futures *		7,023,588		16,476		2,058		6,479,692		1,903		2,464
Swaps		350,781,706		513,938		450,170		334,721,395		354,686		397,046
Options		11,927,000		217,743		234,644		12,547,000		176,274		199,567

		375,000,979		1,106,222		908,361		357,785,804		672,989		725,687

Currency
Forwards		109,549,523		1,490,081		1,093,174		105,509,405		1,296,083		934,944
Futures *		517,941		979		411		361,791		464		877
Swaps		71,076,887		1,684,485		2,175,621		65,028,025		1,082,873		1,331,597
Options		2,309,279		11,380		8,127		1,885,064		7,643		11,044

		183,453,630		3,186,925		3,277,333		172,784,285		2,387,063		2,278,462

Stock and index
Futures *		1,674,113		34,738		38,862		1,612,965		14,338		6,530
Swaps		5,626,752		260,371		239,057		5,207,198		322,888		132,619
Options		6,790,172		106,186		399,324		7,617,703		95,338		241,371

		14,091,037		401,295		677,243		14,437,866		432,564		380,520

Credit
Swaps		4,199,031		17,086		6,122		2,602,382		18,979		7,409

		4,199,031		17,086		6,122		2,602,382		18,979		7,409

Commodity
Futures *		18,415		215		163		6,370		43		82

		18,415		215		163		6,370		43		82

Others		1,720,775		33,000		243,747		1,695,540		20,904		117,629

	~~W~~	578,483,867	~~W~~	4,744,743	~~W~~	5,112,969	~~W~~	549,312,247	~~W~~	3,532,542	~~W~~	3,509,789

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,905,418	~~W~~	1,802,411	~~W~~	961,594	~~W~~	2,310,657	~~W~~	1,372,800	~~W~~	2,337,112	~~W~~	11,689,992
Average price condition (%)		1.45		1.56		1.41		1.44		1.52		1.64		1.52
Average price condition (USD/KRW)		1,160.34		1,171.40		1,173.29		—		—		—		1,164.77
Average price condition (EUR/KRW)		—		1,363.47		1,393.57		—		1,453.27		—		1,416.27
Average price condition (AUD/KRW)		873.80		—		—		—		—		—		873.80
Average price condition (GBP/KRW)		1,556.43		1,617.02		—		1,620.05		—		—		1,560.98
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,938,580	~~W~~	1,697,418	~~W~~	596,402	~~W~~	706,589	~~W~~	597,996	~~W~~	20,000	~~W~~	7,556,985
Average price condition (%)		1.37		2.23		2.34		2.13		2.35		2.81		1.65
Average price condition (USD/KRW)		1,154.19		1,179.06		1,177.48		1,137.23		1,121.96		—		1,155.07
Average price condition (EUR/KRW)		1,315.50		—		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		853.40		—		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	101,283	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,283
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,223,113	~~W~~	1,423,760	~~W~~	967,376	~~W~~	2,153,200	~~W~~	1,428,673	~~W~~	2,419,230	~~W~~	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,150,546	~~W~~	1,763,372	~~W~~	322,735	~~W~~	641,733	~~W~~	580,128	~~W~~	150,000	~~W~~	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	91,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)		March 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	1,715,743	~~W~~	—	~~W~~	(70,551)	~~W~~	—	~~W~~	(50,160)
	Debt securities in foreign currencies		3,470,984		—		(137,176)		—		(118,722)
	Deposits in foreign currencies		—		41,845		—		(5,521)		3,905
	Debentures in Korean won		—		3,205,080		—		(164,920)		85,044
	Debentures in foreign currencies		—		1,119,737		—		(30,523)		58,476

			5,186,727		4,366,662		(207,727)		(200,964)		(21,457)

Currency
	Debt securities in foreign currencies		2,444,099		—		(793,029)		—		63,584

			2,444,099		—		(793,029)		—		63,584

		~~W~~	7,630,826	~~W~~	4,366,662	~~W~~	(1,000,756)	~~W~~	(200,964)	~~W~~	42,127

(In millions of Korean won)		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	1,627,228	~~W~~	—	~~W~~	(20,272)	~~W~~	—	~~W~~	(2,813)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(39,201)
	Deposits in foreign currencies		—		93,521		—		(1,319)		2,361
	Debentures in Korean won		—		2,470,123		—		(79,877)		53,967
	Debentures in foreign currencies		—		1,154,178		—		27,953		39,134

			5,194,890		3,717,822		(42,656)		(53,243)		53,448

Currency
	Debt securities in foreign currencies		2,443,893		—		133,268		—		56,831

			2,443,893		—		133,268		—		56,831

		~~W~~	7,638,783	~~W~~	3,717,822	~~W~~	90,612	~~W~~	(53,243)	~~W~~	110,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	March 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	9,851,686	~~W~~	134,465	~~W~~	46,777	~~W~~	27,986
Currency
Forwards		1,838,306		896		76,513		(43,119)

	~~W~~	11,689,992	~~W~~	135,361	~~W~~	123,290	~~W~~	(15,133)

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	8,910,139	~~W~~	127,290	~~W~~	38,253	~~W~~	(60,035)
Currency
Forwards		1,705,213		2,436		54,855		(81,428)

	~~W~~	10,615,352	~~W~~	129,726	~~W~~	93,108	~~W~~	(141,463)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022		2021
Hedge accounting
Interest rate	~~W~~	6,529	~~W~~	(6,587)
Currency		20,465		(24,597)

	~~W~~	26,994	~~W~~	(31,184)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Losses on hedging instruments	~~W~~	(14,460)	~~W~~	(135,723)
Gains on hedged items attributable to the hedged risk		38,039		107,107

	~~W~~	23,579	~~W~~	(28,616)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	March 31, 2022		December 31, 2021		2022		2021
Hedge accounting
Interest rate risk	~~W~~	28,558	~~W~~	4,864	~~W~~	(35,761)	~~W~~	(16,173)
Currency risk		(5,045)		(12,597)		(4,264)		13,374

	~~W~~	23,513	~~W~~	(7,733)	~~W~~	(40,025)	~~W~~	(2,799)

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	March 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,650,120	~~W~~	40,279	~~W~~	2,305	~~W~~	25,828
Currency
Swaps		2,906,865		67,522		66,180		47,075

	~~W~~	7,556,985	~~W~~	107,801	~~W~~	68,485	~~W~~	72,903

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,553,250	~~W~~	12,575	~~W~~	9,532	~~W~~	13,733
Currency
Swaps		3,055,264		46,527		61,331		16,480

	~~W~~	7,608,514	~~W~~	59,102	~~W~~	70,863	~~W~~	30,213

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021

Gains on hedging instruments:	~~W~~	72,903	~~W~~	30,213
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)		41,726		28,434
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		31,177		1,779

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive income	~~W~~	41,726	~~W~~	28,434
Reclassification to profit or loss		(5,388)		(14,609)
Income tax effect		(5,092)		(5,386)

	~~W~~	31,246	~~W~~	8,439

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	March 31, 2022		December 31, 2021		2022		2021
Hedge accounting
Currency risk	~~W~~	(59,824)	~~W~~	(35,658)	~~W~~	29,425	~~W~~	45,702

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2022 and December 31, 2021 and changes in fair value for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	March 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	101,283	~~W~~	—	~~W~~	10,599	~~W~~	(2,253)
Debentures in foreign currencies		1,300,399		—		1,300,399		(27,172)

	~~W~~	1,401,682	~~W~~	—	~~W~~	1,310,998	~~W~~	(29,425)

(In millions of Korean won)	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	91,636	~~W~~	—	~~W~~	8,498	~~W~~	(10,485)
Debentures in foreign currencies		1,273,227		—		1,273,227		(35,217)

	~~W~~	1,364,863	~~W~~	—	~~W~~	1,281,725	~~W~~	(45,702)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Debentures in foreign currencies	~~W~~	1,265,530	~~W~~	1,275,291

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Losses on hedging instruments:	~~W~~	(29,425)	~~W~~	(45,702)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(29,425)		(45,702)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive loss	~~W~~	(29,425)	~~W~~	(45,702)
Reclassification to profit or loss		—		—
Income tax effect		5,259		12,831

	~~W~~	(24,166)	~~W~~	(32,871)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	428,352,547	~~W~~	420,910,259
Deferred loan origination fees and costs		637,564		674,069
Less: Allowances for credit losses		(3,592,086)		(3,684,055)

	~~W~~	425,398,025	~~W~~	417,900,273

9.2 Details of loans to banks as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	10,477,893	~~W~~	8,325,177
Less: Allowances for credit losses		(707)		(443)

	~~W~~	10,477,186	~~W~~	8,324,734

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	182,247,056	~~W~~	168,111,065	~~W~~	—	~~W~~	350,358,121
Loans in foreign currencies		4,654,938		24,106,707		—		28,761,645
Domestic import usance bills		—		4,080,705		—		4,080,705
Off-shore funding loans		—		1,058,016		—		1,058,016
Call loans		—		606,743		—		606,743
Bills bought in Korean won		—		2,574		—		2,574
Bills bought in foreign currencies		—		2,474,392		—		2,474,392
Guarantee payments under acceptances and guarantees		2		20,222		—		20,224
Credit card receivables in Korean won		—		—		20,499,142		20,499,142
Credit card receivables in foreign currencies		—		—		55,142		55,142
Bonds purchased under repurchase agreements		—		2,133,261		—		2,133,261
Privately placed bonds		—		691,402		—		691,402
Factored receivables		113		2		—		115
Lease receivables		713,120		596,473		—		1,309,593
Loans for installment credit		6,268,326		192,817		—		6,461,143

		193,883,555		204,074,379		20,554,284		418,512,218

Proportion (%)		46.33		48.76		4.91		100.00
Less: Allowances for credit losses		(980,802)		(1,817,805)		(792,772)		(3,591,379)

	~~W~~	192,902,753	~~W~~	202,256,574	~~W~~	19,761,512	~~W~~	414,920,839

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	184,872,384	~~W~~	162,081,901	~~W~~	—	~~W~~	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	~~W~~	194,902,083	~~W~~	194,641,280	~~W~~	20,032,176	~~W~~	409,575,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	473,983	~~W~~	241,871	~~W~~	289,141	~~W~~	447,798	~~W~~	478,154	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		53,277		(45,342)		(7,935)		39,825		(27,716)		(12,109)		36,639		(35,886)		(753)
Transfer to lifetime expected credit losses		(30,868)		51,241		(20,373)		(21,253)		30,257		(9,004)		(19,984)		20,928		(944)
Impairment		(4,391)		(41,990)		46,381		(799)		(14,885)		15,684		(331)		(45,444)		45,775
Write-offs		—		(1)		(109,796)		—		—		(153,036)		—		—		(112,006)
Sales		(178)		(7)		(4,952)		—		—		—		—		—		—
Provision (reversal) for credit losses [1,2]		(45,594)		28,921		106,406		10,128		39,500		31,778		(16,236)		67,471		64,628
Others (exchange differences, etc.)		(263)		74		1,197		1,948		(7,598)		8,876		6		—		(3,235)

Ending [3]	~~W~~	445,966	~~W~~	234,767	~~W~~	300,069	~~W~~	477,647	~~W~~	497,712	~~W~~	843,153	~~W~~	175,262	~~W~~	329,718	~~W~~	287,792

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		48,175		(43,167)		(5,008)		38,169		(22,160)		(16,009)		28,886		(28,187)		(699)
Transfer to lifetime expected credit losses		(28,694)		39,436		(10,742)		(20,202)		32,818		(12,616)		(19,067)		19,968		(901)
Impairment		(1,986)		(41,857)		43,843		(665)		(20,813)		21,478		(553)		(47,416)		47,969
Write-offs		—		13		(107,241)		—		—		(43,233)		—		—		(110,398)
Sales		(143)		(4)		(19)		158		—		—		—		—		—
Provision (reversal) for credit losses [1,2]		(15,241)		40,826		75,535		798		(7,344)		60,214		(8,595)		35,040		69,291
Business combination		8,315		2,223		7,194		—		—		1,653		—		—		—
Others (exchange differences, etc.)		1,433		290		290		479		2,152		7,572		1		—		(3,119)

Ending [3]	~~W~~	415,664	~~W~~	238,338	~~W~~	269,557	~~W~~	387,519	~~W~~	395,590	~~W~~	911,120	~~W~~	205,829	~~W~~	213,624	~~W~~	264,262

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 145,059 million and ~~W~~ 99,840 million of collections from written-off loans for the three-month periods ended March 31, 2022 and 2021, respectively.
[3]

Includes additional allowances of ~~W~~ 51,406 million and ~~W~~ 44,547 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 51,550 million and ~~W~~ 23,475 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of March 31, 2022 and 2021, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 10,021,763 million and ~~W~~ 9,945,130 million as of March 31, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	385,317,491	~~W~~	32,778,737	~~W~~	3,488,100
Transfer between stages:
Transfer to 12-month expected credit losses		8,008,115		(7,934,620)		(73,495)
Transfer to lifetime expected credit losses (non-impaired)		(9,908,424)		10,016,489		(108,065)
Transfer to lifetime expected credit losses (impaired)		(161,809)		(485,799)		647,608
Write-offs		—		(1)		(374,838)
Sales		(1,993,084)		(11,107)		(9,796)
Net increase (decrease) (execution, repayment, and others)		10,755,673		(780,123)		(180,941)

Ending	~~W~~	392,017,962	~~W~~	33,583,576	~~W~~	3,388,573

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		7,427,190		(7,317,415)		(109,775)
Transfer to lifetime expected credit losses (non-impaired)		(10,410,237)		10,529,423		(119,186)
Transfer to lifetime expected credit losses (impaired)		(151,476)		(609,970)		761,446
Write-offs		—		12		(259,803)
Sales		(1,663,061)		(3,947)		(382)
Business combination		117,704		3,924		11,171
Net increase (decrease) (execution, repayment, and others)		9,918,882		(1,898,114)		(132,770)

Ending	~~W~~	353,757,782	~~W~~	29,208,115	~~W~~	3,578,066

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021

Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,868,316	~~W~~	8,294,084
Financial bonds		16,013,496		16,887,594
Corporate bonds		5,161,117		5,433,010
Asset-backed securities		205,807		197,865
Beneficiary certificates		16,691,542		15,849,129
Derivative-linked securities		1,561,990		1,543,188
Other debt securities		17,640,959		14,797,822
Equity securities:
Stocks		1,739,037		1,804,507
Other equity securities		649,157		614,956
Loans:
Privately placed bonds		247,950		230,006
Other loans		37,985		39,290
Due from financial institutions:
Other due from financial institutions		179,109		200,742
Others		104,076		113,622

	~~W~~	68,100,541	~~W~~	66,005,815

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	14,451,641	~~W~~	14,317,477
Financial bonds		21,031,362		21,928,735
Corporate bonds		18,756,218		18,986,005
Asset-backed securities		808,955		996,428
Other debt securities		30,865		30,866
Equity securities:
Stocks		3,303,699		3,588,415
Equity investments		17,097		27,211
Other equity securities		272,225		187,502
Loans:
Privately placed bonds		304,292		299,634
Other loans		12,672		13,970

		58,989,026		60,376,243

Financial assets at amortized cost
Debt securities:
Government and public bonds		21,978,023		21,447,622
Financial bonds		4,550,975		3,850,954
Corporate bonds		13,590,070		12,246,441
Asset-backed securities		7,310,934		6,899,675
Other debt securities		31,283		31,105
Less: Allowances for credit losses		(4,517)		(4,169)

		47,456,768		44,471,628

	~~W~~	106,445,794	~~W~~	104,847,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks
Listed	~~W~~	—	~~W~~	409	~~W~~	7,106	~~W~~	-
Unlisted		245		20,060		—		19,100
Other equity securities		—		2,106		—		1,692

	~~W~~	245	~~W~~	22,575	~~W~~	7,106	~~W~~	20,792

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Disposal price		Accumulated other comprehensive loss as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks
Listed	~~W~~	1,924	~~W~~	(352)	~~W~~	485,057	~~W~~	(256,122)
Unlisted		—		—		6,900		6,282

	~~W~~	1,924	~~W~~	(352)	~~W~~	491,957	~~W~~	(249,840)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	624	~~W~~	(720)	~~W~~	(96)
Loans measured at fair value through other comprehensive income		—		(3)		(3)
Securities measured at amortized cost		444		(97)		347

	~~W~~	1,068	~~W~~	(820)	~~W~~	248

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,119	~~W~~	(152)	~~W~~	967
Loans measured at fair value through other comprehensive income		—		(8)		(8)
Securities measured at amortized cost		395		(312)		83

	~~W~~	1,514	~~W~~	(472)	~~W~~	1,042

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,820	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(261)		(1)		—
Provision for credit losses		247		1		—
Others		(21)		1		—

Ending	~~W~~	16,785	~~W~~	29	~~W~~	76

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(554)		(2)		—
Provision for credit losses		1,040		2		—
Others		34		2		—

Ending	~~W~~	10,428	~~W~~	41	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures

Details of investments in associates and joint ventures as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	8,801	~~W~~	10,172	~~W~~	10,172	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,549	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		97,660		87,209		87,209	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		23,052		23,052	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,921		18,332	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,226)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	18.72		440		14		9	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	11.57		800		156		405	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		561		1,339	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,451		5,451	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,023		4,023	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,260		4,260	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		34,037		33,053		36,270	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,391		5,391	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		12,880		18,368		18,368	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		29,860		29,110	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		4,036		4,036	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		958		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		21,641		21,937		21,937	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,832		16,833	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		20,210		20,211	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,673		9,673	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	March 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

All Together Korea Fund No.2 [5]	99.99	~~W~~	10,000	~~W~~	10,097	~~W~~	10,097	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		13,392		16,795		16,795	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		345		345	Investment finance	Korea
December & Company Inc. [1]	16.78		25,330		7,534		19,869	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		616		616	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,361		3,361	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,275		13,296		13,296	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		4,900		5,917		5,917	Investment finance	Korea
G payment Joint Stock Company	43.84		9,190		3,091		9,373	Investment advisory and securities trading	Vietnam
Apollo REIT PropCo LLC [2]	50.00		19,968		19,947		19,947	Investment finance	United States
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,996		1,996	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		848		848	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		3,000		3,000	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		965		965	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		805		805	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	24.00		1,155		1,140		1,140	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,930		1,931	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.50		5,600		5,371		5,421	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		10,800		10,543		10,543	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,700		2,320		2,320	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		2,185		2,185		2,184	Investment finance	Korea
Others			2,484		(1,149)		991

		~~W~~	460,736	~~W~~	434,104	~~W~~	475,349

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	December 31, 2021

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	259	~~W~~	1,622	~~W~~	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		5,795		4,680		4,680	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29	~~W~~	21,375	~~W~~	20,972	~~W~~	20,972	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,604		9,604	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,070		10,070	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	December 31, 2021

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	13,392	~~W~~	15,254	~~W~~	15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc. [1]	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC [6]	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		~~W~~	598,590	~~W~~	410,457	~~W~~	448,718

[1]

As of March 31, 2022 and December 31, 2021, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.10% and 21.84% as of March 31, 2022 and December 31, 2021, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of March 31, 2022 and December 31, 2021, respectively, considering the potential voting rights of convertible bonds.
[5]	As of March 31, 2022 and December 31, 2021, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 45 companies including Banksalad Co., Ltd., and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	178,971	~~W~~	—	~~W~~	178,971
Allowances for credit losses		26,130		(2,456)		23,674
Impairment losses of property and equipment		7,004		(1,821)		5,183
Share-based payments		19,670		—		19,670
Provisions for acceptances and guarantees		36,150		(3,651)		32,499
Gains or losses on valuation of derivatives		103,258		(154,899)		(51,641)
Present value discount		14,288		(12,243)		2,045
Gains or losses on fair value hedge		—		(55,265)		(55,265)
Accrued interest		—		(140,416)		(140,416)
Deferred loan origination fees and costs		12,029		(211,709)		(199,680)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(315,583)		(315,583)
Investments in subsidiaries and others		47,977		(166,848)		(118,871)
Gains or losses on valuation of security investment		336,520		(796,031)		(459,511)
Defined benefit liabilities		597,041		—		597,041
Accrued expenses		170,719		—		170,719
Retirement insurance expense		—		(504,523)		(504,523)
Adjustments to the prepaid contributions		—		(29,516)		(29,516)
Derivative-linked securities		2,682		(163,077)		(160,395)
Others *		1,096,888		(864,016)		232,872

		2,649,327		(3,423,757)		(774,430)

Offsetting of deferred income tax assets and liabilities		(2,483,883)		2,483,883		—

	~~W~~	165,444	~~W~~	(939,874)	~~W~~	(774,430)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	178,027	~~W~~	—	~~W~~	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit liabilities		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Retirement insurance expense		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others *		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	~~W~~	159,093	~~W~~	(1,470,981)	~~W~~	(1,311,888)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,246,454	~~W~~	2,826,885
Others		101,808		112,699

		3,348,262		2,939,584

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,777,511		9,149,396

		9,777,511		9,149,396

	~~W~~	13,125,773	~~W~~	12,088,980

14.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Amount contractually required to pay at maturity	~~W~~	9,535,175	~~W~~	8,957,602
Carrying amount		9,777,511		9,149,396

Difference	~~W~~	(242,336)	~~W~~	(191,794)

15. Deposits

Details of deposits as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Demand deposits
Demand deposits in Korean won	~~W~~	181,098,628	~~W~~	180,560,022
Demand deposits in foreign currencies		14,005,609		15,955,246

		195,104,237		196,515,268

Time deposits
Time deposits in Korean won		158,615,360		155,799,563

		158,615,360		155,799,563

Time deposits in foreign currencies		16,217,709		15,594,718
Fair value adjustments of fair value hedged time deposits in foreign currencies		(5,521)		(1,319)

		16,212,188		15,593,399

		174,827,548		171,392,962

Certificates of deposits		4,497,740		4,115,688

	~~W~~	374,429,525	~~W~~	372,023,918

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

16. Borrowings

16.1 Details of borrowings as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
General borrowings	~~W~~	46,350,522	~~W~~	40,859,845
Bonds sold under repurchase agreements and others		12,362,530		14,374,863
Call money		1,623,085		1,677,666

	~~W~~	60,336,137	~~W~~	56,912,374

16.2 Details of general borrowings as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of March 31, 2022	March 31, 2022	December 31, 2021
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~7,559,498	~~W~~7,131,019
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70	2,713,951	2,683,056
	Borrowings from banks	Shinhan Bank and others	1.93 ~ 3.51	211,360	171,482
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74	1,932,207	1,935,906
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.00	15,063,450	13,292,759

				27,480,466	25,214,222

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	1,855	2,143
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 13.50	15,947,179	13,396,379
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	1.13 ~ 2.15	31,939	24,867
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80	2,889,083	2,222,234

				18,870,056	15,645,623

				~~W~~46,350,522	~~W~~40,859,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

17. Debentures

Details of debentures as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	850	~~W~~	910
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 4.35		6,239,594		6,241,957
Fixed rate debentures	0.80 ~ 13.70		44,578,252		44,124,235
Floating rate debentures	1.51 ~ 2.34		7,323,645		6,893,782

			58,382,341		57,500,884
Fair value adjustments of fair value hedged debentures in Korean won			(164,920)		(79,877)
Less: Discount on debentures in Korean won			(34,750)		(38,976)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(10,910)		(11,719)

			58,171,761		57,370,312

Debentures in foreign currencies
Floating rate debentures	0.40 ~ 1.78		2,529,361		2,749,174
Fixed rate debentures	0.05 ~ 12.00		8,206,815		7,312,966

			10,736,176		10,062,140
Fair value adjustments of fair value hedged debentures in foreign currencies			(30,523)		27,953
Less: Discount on debentures in foreign currencies			(36,862)		(30,217)

			10,668,791		10,059,876

		~~W~~	68,840,552	~~W~~	67,430,188

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

18. Provisions

18.1 Details of provisions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Provisions for credit losses of unused loan commitments	~~W~~	308,276	~~W~~	308,640
Provisions for credit losses of acceptances and guarantees		132,379		121,104
Provisions for credit losses of financial guarantee contracts		5,846		5,351
Provisions for restoration costs		154,579		152,186
Others *		211,285		221,323

	~~W~~	812,365	~~W~~	808,604

*	Includes provisions for redemption-suspended funds.

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		15,229		(14,696)		(533)		52		(52)		—
Transfer to lifetime expected credit losses		(4,690)		4,895		(205)		(104)		104		—
Impairment		(26)		(465)		491		(9)		(137)		146
Provision (reversal) for credit losses		(11,876)		2,915		894		1,045		8,296		(543)
Others (exchange differences, etc.)		7,473		229		1		1,328		1,238		(89)

Ending *	~~W~~	160,107	~~W~~	139,497	~~W~~	8,672	~~W~~	29,709	~~W~~	91,619	~~W~~	11,051

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		12,590		(11,776)		(814)		17		(17)		—
Transfer to lifetime expected credit losses		(4,566)		4,677		(111)		(122)		122		—
Impairment		(71)		(410)		481		—		(46)		46
Provision (reversal) for credit losses		(11,119)		(3,106)		1,630		6,506		15,964		3,715
Business combination		825		—		—		—		—		—
Others (exchange differences, etc.)		537		893		—		721		261		104

Ending *	~~W~~	160,917	~~W~~	117,741	~~W~~	9,755	~~W~~	40,210	~~W~~	31,122	~~W~~	18,193

*

Includes additional provisions of ~~W~~ 15,535 million and ~~W~~ 15,654 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 34,941 million and ~~W~~ 25,023 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of March 31, 2022 and 2021, respectively.

18.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	5,351	~~W~~	6,348
Provision		1,264		522
Others		(769)		—

Ending	~~W~~	5,846	~~W~~	6,870

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

18.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	152,186	~~W~~	151,696
Provision		4,429		3,622
Reversal		(670)		(406)
Used		(2,073)		(3,761)
Unwinding of discount		690		404
Effect of changes in discount rate		17		—

Ending	~~W~~	154,579	~~W~~	151,555

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	140,191	~~W~~	221,323
Increase		19,732		266		1,380		10,381		31,759
Decrease		(18,643)		(499)		(324)		(22,370)		(41,836)
Others		—		—		39		—		39

Ending	~~W~~	23,991	~~W~~	2,829	~~W~~	56,263	~~W~~	128,202	~~W~~	211,285

(In millions of Korean won)

	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		20,513		1,049		1,475		6,991		30,028
Decrease		(19,905)		(1,024)		(1,218)		(32,841)		(54,988)
Others		—		—		27		2		29

Ending	~~W~~	20,109	~~W~~	3,032	~~W~~	40,801	~~W~~	106,979	~~W~~	170,921

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Present value of defined benefit obligation	~~W~~	2,517,154	~~W~~	2,572,517
Fair value of plan assets		(2,341,650)		(2,447,079)

Net defined benefit liabilities	~~W~~	175,504	~~W~~	125,438

*

The net defined benefit liabilities of ~~W~~ 175,504 million is calculated by subtracting ~~W~~ 90,996 million of net defined benefit assets from ~~W~~ 266,500 million of net defined benefit liabilities as of March 31, 2022. The net defined benefit liabilities of ~~W~~ 125,438 million is calculated by subtracting ~~W~~ 100,083 million of net defined benefit assets from ~~W~~ 225,521 million of net defined benefit liabilities as of December 31, 2021.

19.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Current service cost	~~W~~	61,103	~~W~~	60,728
Past service cost		—		540
Net interest expense on net defined benefit liabilities		490		714
Gains on settlement		—		(2,807)

Post-employment benefits *	~~W~~	61,593	~~W~~	59,175

*	Includes post-employment benefits amounting to ~~W~~ 752 million and ~~W~~ 795 million recognized as other operating expenses for the three-month periods ended March 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2022		December 31, 2021
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		412,352,494		415,807,920
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

20.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In number of shares)	2022	2021
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		—
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		—

				~~W~~3,436,817		~~W~~2,838,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20.2 Hybrid Securities (cont’d)

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank and hybrid securities of ~~W~~ 14,996 million issued by KB Securities Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

20.3 Capital Surplus

Details of capital surplus as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,356		4,219,356
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,940,231	~~W~~	16,940,231

20.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Remeasurements of net defined benefit liabilities	~~W~~	(339,376)	~~W~~	(328,392)
Currency translation differences		179,209		96,534
Gains (losses) on financial instruments at fair value through other comprehensive income		(338,187)		918,927
Share of other comprehensive loss of associates and joint ventures		(2,903)		(2,980)
Gains (losses) on cash flow hedging instruments		23,513		(7,733)
Losses on hedging instruments of net investments in foreign operations		(59,824)		(35,658)
Other comprehensive loss arising from separate account		(127,568)		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		1,394		2,208
Gains on overlay adjustment		341,151		459,484
Assets of a disposal group held for sale		—		7,671

	~~W~~	(322,591)	~~W~~	1,054,945

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20.5 Retained Earnings

20.5.1 Details of retained earnings as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Legal reserves *	~~W~~	839,234	~~W~~	695,347
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		24,278,634		23,995,468

	~~W~~	26,099,868	~~W~~	25,672,815

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,194,569	~~W~~	4,116,579
Non-controlling interests		72,534		67,042

	~~W~~	4,267,103	~~W~~	4,183,621

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won, except for earnings per share)	2022		2021
Provision of regulatory reserve for credit losses	~~W~~	77,990	~~W~~	112,096
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,352,618		1,144,206
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		3,472		2,937
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		3,395		2,879

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won and in number of shares)

	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(3,455,426)		22,718,159
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(150,000)	~~W~~	986,188

(In millions of Korean won and in number of shares)

	2021
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

21. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	850	~~W~~	61
Securities measured at fair value through profit or loss		173,806		141,559
Loans measured at fair value through profit or loss		2,231		2,079
Securities measured at fair value through other comprehensive income		207,137		198,153
Loans measured at fair value through other comprehensive income		1,201		893
Due from financial institutions measured at amortized cost		18,771		17,082
Securities measured at amortized cost		230,482		176,298
Loans measured at amortized cost		3,595,621		3,031,843
Others		79,612		56,969

		4,309,711		3,624,937

Interest expense
Deposits		709,237		561,476
Borrowings		178,610		119,263
Debentures		325,887		283,316
Others		34,887		18,582

		1,248,621		982,637

Net interest income	~~W~~	3,061,090	~~W~~	2,642,300

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

22. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Fee and commission income
Banking activity fees	~~W~~	44,197	~~W~~	44,924
Lending activity fees		19,200		22,705
Credit card and debit card related fees		370,373		374,498
Agent activity fees		43,899		49,188
Trust and other fiduciary fees		83,457		124,689
Fund management related fees		41,941		42,786
Acceptances and guarantees fees		15,060		12,368
Foreign currency related fees		65,489		62,861
Securities agency fees		31,782		49,036
Other business account commission on consignment		12,553		12,943
Commissions received on securities business		218,471		251,352
Lease fees		241,930		209,448
Others		148,783		102,240

		1,337,135		1,359,038

Fee and commission expense
Trading activity related fees *		11,323		11,976
Lending activity fees		10,806		9,696
Credit card and debit card related fees		194,979		191,787
Outsourcing related fees		47,304		46,072
Foreign currency related fees		18,269		11,387
Others		139,457		120,941

		422,138		391,859

Net fee and commission income	~~W~~	914,997	~~W~~	967,179

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	461,290	~~W~~	482,212
Equity securities		153,490		197,950

		614,780		680,162

Derivatives held for trading:
Interest rate		5,240,242		2,381,068
Currency		2,277,674		2,980,558
Stock or stock index		582,498		509,996
Credit		13,274		10,009
Commodity		8,589		8,207
Others		53,570		68,206

		8,175,847		5,958,044

Financial liabilities at fair value through profit or loss		121,849		64,769
Other financial instruments		75		42

		8,912,551		6,703,017

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		833,336		470,516
Equity securities		122,318		90,971

		955,654		561,487

Derivatives held for trading:
Interest rate		4,847,024		2,303,245
Currency		2,374,217		2,909,237
Stock or stock index		820,994		477,752
Credit		12,750		5,057
Commodity		6,875		3,337
Others		169,191		102,934

		8,231,051		5,801,562

Financial liabilities at fair value through profit or loss		33,394		54,969
Other financial instruments		8		39

		9,220,107		6,418,057

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	(307,556)	~~W~~	284,960

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	491,502	~~W~~	228,059

		491,502		228,059

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		97,660		288,059

		97,660		288,059

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	393,842	~~W~~	(60,000)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	3	~~W~~	2
Gains on disposal of financial instruments at fair value through other comprehensive income		6,480		51,454

		6,483		51,456

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		12,609		43,878

		12,609		43,878

Gains on foreign exchange transactions		871,496		1,014,582
Dividend income		22,821		27,898
Others		498,187		275,948

		1,411,596		1,413,762

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		326		17
Losses on disposal of financial instruments at fair value through other comprehensive income		25,642		15,874

		25,968		15,891

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		2,882		1,458
Losses on redemption of securities measured at amortized cost		—		3

		2,882		1,461

Losses on foreign exchange transactions		808,408		951,335
Deposit insurance fee		144,436		138,238
Credit guarantee fund fee		65,784		63,937
Depreciation expenses of operating lease assets		162,686		137,427
Others		666,190		470,838

		1,876,354		1,779,127

Net other operating expenses	~~W~~	(464,758)	~~W~~	(365,365)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Expenses related to employee
Employee benefits—salaries	~~W~~	728,188	~~W~~	736,133
Employee benefits—others		246,229		274,705
Post-employment benefits—defined benefit plans		60,841		58,380
Post-employment benefits—defined contribution plans		8,792		8,039
Termination benefits		407		(1,448)
Share-based payments		44,598		38,338

		1,089,055		1,114,147

Depreciation and amortization		206,603		213,427

Other general and administrative expenses
Rental expense		28,819		29,639
Tax and dues		72,303		67,244
Communication		14,718		14,997
Electricity and utilities		9,216		9,053
Publication		2,585		3,416
Repairs and maintenance		10,385		11,293
Vehicle		4,159		3,718
Travel		3,764		3,061
Training		6,586		10,939
Service fees		55,797		55,681
Electronic data processing expenses		85,626		74,005
Advertising		28,850		32,359
Others		73,320		80,296

		396,128		395,701

	~~W~~	1,691,786	~~W~~	1,723,275

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2022, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	70,050	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		9,935	Satisfied
Deferred grant in 2020		37,334	Satisfied
Deferred grant in 2021		27,204	Satisfied

		307,074

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	140,093	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	341,056	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	3,813	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 87	Mar. 1, 2022	5,872	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,891	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2022, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,764	Satisfied
Deferred grant in 2021		156,939	Satisfied

		790,941

Other subsidiaries
Stock granted in 2010		106
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2017		14,006
Stock granted in 2018		27,263
Stock granted in 2019		42,273
Stock granted in 2020		166,678
Stock granted in 2021		501,672
Stock granted in 2022		211,384

		971,643

		2,069,658

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2022 (Deferred grants are residual shares vested as of March 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2022, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	24,408	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	9,668	Proportional to service period
Kookmin Bank
Stock granted in 2015	2,905	Satisfied
Stock granted in 2016	7,935	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	5,452	Satisfied
Stock granted in 2019	51,235	Satisfied
Stock granted in 2020	98,720	Satisfied
Stock granted in 2021	98,378	Satisfied
Stock granted in 2022	28,423	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,761	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	100,829	Satisfied
Stock granted in 2019	244,922	Satisfied
Stock granted in 2020	435,207	Satisfied
Stock granted in 2021	610,565	Satisfied
Stock granted in 2022	62,786	Proportional to service period

	1,916,206

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 175,920 million and ~~W~~ 193,023 million as of March 31, 2022 and December 31, 2021, respectively, and the compensation costs amounting to ~~W~~ 44,528 million and ~~W~~ 38,385 million were recognized for the three-month periods ended March 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of March 31, 2022, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Apr. 18, 2019	105	0.00~0.05	36
	Apr. 22, 2019	33	0.00~0.06	17
	Jul. 1, 2019	109	0.00~0.25	87
	Aug. 29, 2019	39	0.00~0.41	35
	Sep. 2, 2019	50	0.00~0.42	28
	Nov. 1, 2019	119	0.00~0.59	48
	Nov. 8, 2019	14	0.00~0.61	6
	Dec. 5, 2019	56	0.00~0.68	41
	Dec. 6, 2019	84	0.00~0.68	79
	Dec. 31, 2019	87	0.00~0.75	65
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~0.80	16,850
	May 12, 2020	46	0.00~1.12	44
	Jun. 30, 2020	206	0.00~1.25	176
	Aug. 26, 2020	40	0.00~1.41	40
	Oct. 29, 2020	160	0.00~1.58	160
	Nov. 6, 2020	45	0.00~1.60	37
	Nov. 30, 2020	35	0.00~1.67	34
	Dec. 2, 2020	57	0.00~1.67	44
	Dec. 4, 2020	154	0.00~1.68	139
	Dec. 30, 2020	88	0.00~1.75	64
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~1.79	21,039
	Apr. 5, 2021	89	0.00~2.01	89
	Jul. 1, 2021	54	0.00~2.25	54
	Jul. 2, 2021	11	0.00~2.25	11
	Jul. 27, 2021	70	0.00~2.32	70
	Nov. 1, 2021	71	0.00~2.59	71
	Nov. 16, 2021	53	0.00~2.63	53
	Dec. 3, 2021	91	0.00~2.68	89
	Dec. 6, 2021	87	0.00~2.68	87
	Dec. 30, 2021	76	0.00~2.75	76
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~2.79	19,951

		79,839		59,620

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of March 31, 2022. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,658 million and ~~W~~ 3,465 million as of March 31, 2022 and December 31, 2021, respectively. The compensation costs amounting to ~~W~~ 1,551 million and ~~W~~ 2,161 million were recognized as expenses for the three-month periods ended March 31, 2022 and 2021, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of Prudential Life Insurance Company of Korea Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of March 31, 2022, are as follows:

(In number of shares)	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	1.75	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments are ~~W~~ 760 million and ~~W~~ 690 million as of March 31, 2022 and December 31, 2021, respectively. The compensation costs amounting to ~~W~~ 70 million were recognized as expenses and ~~W~~ 47 million were reversed for the three-month periods ended March 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

26. Income Tax Expense

Details of income tax expense for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022	2021
Income tax payable
Current income tax expense	~~W~~444,232	~~W~~296,287
Adjustments of income tax of prior years recognized in current tax	(15,190)	21,605

	429,042	317,892

Changes in deferred income tax assets and liabilities	(537,458)	36,412

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities	4,300	1,677
Currency translation differences	(6,432)	(9,373)
Net gains or losses on financial assets at fair value through other comprehensive income	478,144	137,238
Share of other comprehensive income or loss of associates and joint ventures	(104)	(221)
Gains or losses on cash flow hedging instruments	(5,092)	(5,386)
Gains or losses on hedging instruments of net investments in foreign operations	5,259	12,831
Other comprehensive income or loss arising from separate account	27,482	6,788
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	309	(1,246)
Net gains or losses on overlay adjustment	45,074	4,045

	548,940	146,353

Others	4,761	556
Income tax expense	~~W~~445,285	~~W~~501,213

27. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022. The Group’s consolidated financial statements as of March 31, 2022, reflect this dividend payable. Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 292,226 million (~~W~~ 750 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(15,284)	~~W~~	—	~~W~~	—	~~W~~	4,300	~~W~~	(339,376)
Currency translation differences		96,534		89,107		—		—		(6,432)		179,209
Gains (losses) on financial instruments at fair value through other comprehensive income		918,927		(1,884,783)		149,173		352		478,144		(338,187)
Share of other comprehensive loss of associates and joint ventures		(2,980)		181		—		—		(104)		(2,903)
Gains (losses) on cash flow hedging instruments		(7,733)		41,726		(5,388)		—		(5,092)		23,513
Losses on hedging instruments of net investments in foreign operations		(35,658)		(29,425)		—		—		5,259		(59,824)
Other comprehensive loss arising from separate account		(55,116)		(99,805)		(129)		—		27,482		(127,568)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		(1,123)		—		—		309		1,394
Gains on overlay adjustment		459,484		(137,347)		(26,060)		—		45,074		341,151
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—

	~~W~~	1,054,945	~~W~~	(2,044,424)	~~W~~	117,596	~~W~~	352	~~W~~	548,940	~~W~~	(322,591)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2021
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(282,650)	~~W~~	(5,369)	~~W~~	—	~~W~~	—	~~W~~	1,677	~~W~~	(286,342)
Currency translation differences		(131,113)		101,496		—		—		(9,373)		(38,990)
Gains on financial instruments at fair value through other comprehensive income		717,230		(747,085)		(4,431)		256,321		137,238		359,273
Share of other comprehensive loss of associates and joint ventures		(3,529)		222		—		—		(221)		(3,528)
Losses on cash flow hedging instruments		(28,597)		28,434		(14,609)		—		(5,386)		(20,158)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(45,702)		—		—		12,831		(10,594)
Other comprehensive income (loss) arising from separate account		8,698		(3,202)		(22,728)		—		6,788		(10,444)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		4,532		—		—		(1,246)		(8,221)
Gains on overlay adjustment		339,202		18,253		(30,356)		—		4,045		331,144

	~~W~~	630,011	~~W~~	(648,421)	~~W~~	(72,124)	~~W~~	256,321	~~W~~	146,353	~~W~~	312,140

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2022	2021
Number of issued ordinary shares (A)	412,352,494	415,807,920
Number of treasury shares (B) *	(22,718,159)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335

*	Initial date of treasury stock that was deducted by the retirement is February 14, 2022.

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022		2021
Profit attributable to shareholders of the Parent Company	~~W~~	1,453,140,721,460	~~W~~	1,269,864,310,208
Deduction: Dividends on hybrid securities		(22,533,200,000)		(13,561,875,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		1,430,607,521,460		1,256,302,435,208
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335
Basic earnings per share (A/B)	~~W~~	3,672	~~W~~	3,224

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022		2021
Profit attributable to shareholders of the Parent Company	~~W~~	1,453,140,721,460	~~W~~	1,269,864,310,208
Deduction: Dividends on hybrid securities		(22,533,200,000)		(13,561,875,000)

Profit attributable to ordinary equity holders of the Parent Company		1,430,607,521,460		1,256,302,435,208
Adjustments: Interest expense on exchangeable bonds		587,084,503		578,758,406

Adjusted profit for diluted earnings per share	~~W~~	1,431,194,605,963	~~W~~	1,256,881,193,614

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022	2021
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,954,872	3,038,052
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,589,207	397,672,387

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022		2021
Adjusted profit for diluted earnings per share	~~W~~	1,431,194,605,963	~~W~~	1,256,881,193,614
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,589,207		397,672,387

Diluted earnings per share	~~W~~	3,591	~~W~~	3,161

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

30. Insurance Contracts

30.1 Insurance Liabilities

Details of insurance liabilities by insurance type as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,192,063	~~W~~	24,370,218	~~W~~	—	~~W~~	50,562,281
Reserve for outstanding claims		3,509,405		270,709		1,906		3,782,020
Unearned premium reserve		2,042,256		10,606		518		2,053,380
Reserve for dividend to policyholders		138,591		39,373		—		177,964
Reserve for distribution of earnings to policyholders		50,693		5,849		—		56,542
Reserve for loss compensation on participating insurance		24,790		6,565		—		31,355
Guarantee reserve		—		930,578		—		930,578

	~~W~~	31,957,798	~~W~~	25,633,898	~~W~~	2,424	~~W~~	57,594,120

(In millions of Korean won)	December 31, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,086,004	~~W~~	24,363,509	~~W~~	—	~~W~~	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	~~W~~	31,583,666	~~W~~	25,579,546	~~W~~	2,724	~~W~~	57,165,936

*	Includes negative VOBA amounting to ~~W~~ 2,318,753 million and ~~W~~ 2,390,985 million as of March 31, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

30.2 Net Insurance Income

Details of insurance income and insurance expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Insurance income
Premium income	~~W~~	3,891,164	~~W~~	3,894,359
Reinsurance income		160,226		228,638
Reversal of policy reserve		298		320
Separate account income		66,137		84,055
Income from changes in reinsurance assets		78,798		42,631
Other insurance income		3,323		5,599

		4,199,946		4,255,602

Insurance expenses
Insurance claims paid		1,502,697		1,345,613
Dividend expenses		3,576		3,767
Refunds of surrender value		1,364,065		983,174
Reinsurance expenses		305,055		292,976
Provision for policy reserve		415,305		1,003,738
Separate account expenses		32,953		30,275
Administration expenses		178,962		157,438
Amortization of deferred acquisition costs		216,900		204,319
Expenses from changes in reinsurance assets		129		22
Claim survey expenses paid		14,285		17,075
Other insurance expenses		39,921		42,991

		4,073,848		4,081,388

Net insurance income	~~W~~	126,098	~~W~~	174,214

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

30.3 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

30.3.1 Details of financial assets subject to the overlay approach as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	78,873	~~W~~	80,179
Debt securities		8,504,231		8,023,999
Equity securities		150,244		239,426

	~~W~~	8,733,348	~~W~~	8,343,604

30.3.2 Changes in net gains on overlay adjustment for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	459,484	~~W~~	339,202
Recognition of other comprehensive income (loss) due to acquisition and valuation		(99,457)		13,954
Reclassification to profit or loss due to disposal		(18,876)		(22,012)

Ending	~~W~~	341,151	~~W~~	331,144

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Cash	~~W~~	2,386,206	~~W~~	2,496,941
Checks issued by other banks		301,074		150,047
Due from the Bank of Korea		15,634,827		17,579,643
Due from other financial institutions		10,662,150		10,782,743

		28,984,257		31,009,374

Due from financial institutions measured at fair value through profit or loss		179,109		200,743

		29,163,366		31,210,117

Deduction:
Restricted due from financial institutions		(18,921,262)		(20,754,706)
Due from financial institutions with original maturities over three months		(1,227,301)		(1,346,951)

		(20,148,563)		(22,101,657)

	~~W~~	9,014,803	~~W~~	9,108,460

31.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activities	2022		2021
Income tax paid	Operating	~~W~~	144,595	~~W~~	128,037
Interest received	Operating		4,191,649		3,701,855
Interest paid	Operating		1,053,348		1,104,563
Dividends received	Operating		68,245		62,957
Dividends paid	Financing		22,533		13,562

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	178,987	~~W~~	136,914
Others		812,036		817,470

		991,023		954,384

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		537,676		523,037
Letter of guarantees		116,751		83,089
Bid bond		24,181		18,874
Performance bond		952,606		855,247
Refund guarantees		1,190,347		874,173
Others		2,539,177		2,505,353

		5,360,738		4,859,773

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		51,903		51,053
Overseas debt guarantees		455,887		428,109
International financing guarantees in foreign currencies		134,933		132,114
Others		50,950		50,950

		698,713		667,266

		7,050,474		6,481,423

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,143,376		3,551,767
Refund guarantees		952,568		833,765

		4,095,944		4,385,532

	~~W~~	11,146,418	~~W~~	10,866,955

32.2 Details of commitments as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Commitments
Corporate loan commitments	~~W~~	46,067,486	~~W~~	45,767,502
Retail loan commitments		47,919,151		47,080,416
Credit line of credit cards		73,158,718		70,534,719
Purchase of other securities		6,409,337		6,835,506

		173,554,692		170,218,143

Financial guarantee contracts
Credit line		5,733,791		5,729,798
Purchase of securities		490,200		495,400

		6,223,991		6,225,198

	~~W~~	179,778,683	~~W~~	176,443,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation)

a) The Group has 124 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 586,364 million, and 271 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 548,626 million, which arose in the normal course of the business, as of March 31, 2022. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Decision in the first trial on December 29, 2021. Won both lawsuits on the merits and counterclaim. Decision in the second trial on April 19, 2022. Won both lawsuits on the merits and counterclaim.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (The 6th pleading is scheduled for June 7, 2022).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation) (cont’d)

b) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 2 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 108 million as of March 31, 2022 and December 31, 2021. The Group takes out the personal information protection liability insurance as of March 31, 2022.

c) As of March 31, 2022, the Group is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., Ltd. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and LVMC Holdings (formerly Kolao Holdings), for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc. who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

d) As of March 31, 2022, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance shall cause PT Sunindo Kookmin Best Finance, starting on the first financial year after the third year with distributable profits, whether continuous or cumulative, to pay the dividend to the shareholders in the maximum amount of 20% from net profit after tax in the respective financial year.

e) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of March 31, 2022. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

f) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of March 31, 2022, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 186,400 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces three claims filed as a defendant as of March 31, 2022. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation) (cont’d)

g) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 10.1 Changes in allowances for credit losses of loans and Note 18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of March 31, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction

	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment

	KB Insurance Co., Ltd.	100.00	Korea	Mar. 31	Non-life insurance

	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing

	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Mar. 31	Life insurance

	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory

	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing

	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance

	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management

	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking

	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment

	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply

	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction

	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction

	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services

	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Mar. 31	Microfinance services

	PT Bank KB Bukopin Tbk	67.00	Indonesia	Mar. 31	Banking and foreign exchange transaction

	PT Bank Syariah Bukopin	92.78	Indonesia	Mar. 31	Banking

	PT Bukopin Finance	97.03	Indonesia	Mar. 31	Installment financing

	KB BANK MYANMAR LTD	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33.1 Details of major consolidated subsidiaries as of March 31, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities trading

	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities trading

	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Mar. 31	Investment advisory and securities trading

	KB FINA Joint Stock Company	77.82	Vietnam	Mar. 31	Investment advisory and securities trading

	PT KB VALBURY SEKURITAS	65.00	Indonesia	Mar. 31	Investment advisory and securities trading

	PT.KB Valbury Capital Management	79.00	Indonesia	Mar. 31	Financial investment

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service

	KBFG Insurance(China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance

	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance

	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service

	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service

	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service

	KB Healthcare Co., Ltd.	100.00	Korea	Mar. 31	Information and communication

KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Mar. 31	Auto Installment finance

	PT. KB Finansia Multi Finance	80.00	Indonesia	Mar. 31	Auto Installment finance

	KB J Capital Co., Ltd.	50.99	Thailand	Mar. 31	Service

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Mar. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory

	KB Asset Management Singapore PTE. Ltd.	100.00	Singapore	Mar. 31	Collective investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33.2 Details of consolidated structured entities as of March 31, 2022, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	MS Sejong 4th Co., Ltd. and 131 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 177 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33.3 Condensed financial information of major subsidiaries as of March 31, 2022 and December 31, 2021, and for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	March 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	493,078,763	~~W~~	460,648,805	~~W~~	32,429,958	~~W~~	9,929,905	~~W~~	977,275	~~W~~	585,357
KB Securities Co., Ltd. [1,2]		62,691,033		57,052,088		5,638,945		4,527,172		114,318		112,781
KB Insurance Co., Ltd. [1,2]		41,454,675		37,630,124		3,824,551		3,718,641		143,121		(318,934)
KB Kookmin Card Co., Ltd.[1]		27,238,633		22,797,331		4,441,302		879,924		118,890		135,362
Prudential Life Insurance Company of Korea Ltd. [2]		25,673,250		23,822,024		1,851,226		549,229		73,966		(343,289)
KB Asset Management Co., Ltd. [1]		338,575		119,240		219,335		49,003		11,796		12,185
KB Capital Co., Ltd. [1,2]		14,994,371		12,997,409		1,996,962		452,690		83,314		79,579
KB Life Insurance Co., Ltd.		10,400,925		10,081,799		319,126		731,000		(18,090)		(141,154)
KB Real Estate Trust Co., Ltd.		476,514		123,955		352,559		33,573		15,736		15,737
KB Savings Bank Co., Ltd.		2,754,543		2,485,118		269,425		44,382		7,356		7,328
KB Investment Co., Ltd. [1]		1,203,437		934,926		268,511		36,215		3,033		3,030
KB Data System Co., Ltd. [1]		45,439		27,045		18,394		45,028		(169)		(173)
KB Credit Information Co., Ltd.		27,859		12,963		14,896		7,833		(1,470)		(1,475)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33.3 Condensed financial information of major subsidiaries as of March 31, 2022 and December 31, 2021, and for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	483,564,898	~~W~~	450,675,985	~~W~~	32,888,913	~~W~~	8,417,049	~~W~~	688,493	~~W~~	684,116
KB Securities Co., Ltd. [1,2]		55,493,985		50,008,422		5,485,563		2,964,308		221,064		238,264
KB Insurance Co., Ltd. [1,2]		41,472,227		37,328,954		4,143,273		3,547,780		68,618		(159,980)
KB Kookmin Card Co., Ltd.[1]		27,349,561		22,793,920		4,555,641		870,167		141,534		147,819
Prudential Life Insurance Company of Korea Ltd. [2]		26,287,116		23,992,601		2,294,515		524,348		112,061		(133,760)
KB Asset Management Co., Ltd. [1]		375,739		128,589		247,150		68,665		19,884		19,846
KB Capital Co., Ltd. [1,2]		14,529,427		12,707,210		1,822,217		387,129		53,932		50,993
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		820,627		(1,473)		(55,143)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		46,799		27,067		27,067
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		33,280		6,423		6,305
KB Investment Co., Ltd. [1]		1,197,720		922,239		275,481		20,878		3,903		3,904
KB Data System Co., Ltd. [1]		44,486		25,911		18,575		36,947		(1,363)		(1,459)
KB Credit Information Co., Ltd.		28,674		12,303		16,371		9,954		83		78

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 5,040,185 million to K plus 1st L.L.C and other consolidated structured entities.

33.4.2 The Group has provided capital commitment to 35 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,610,389 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2022, are as follows:

Company	Reasons of obtaining control
PT.KB VALBURY SEKURITAS and 12 others	Holds more than half of the ownership interests

Able Hakunre 1st Co., Ltd. and 19 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Korea Short Term Premium Private Securities No.25(USD)(Bond) and 8 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Tail End Fund	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2022, are as follows:

Company	Reasons of losing control
Able Pocheon 1st Co., Ltd. and 13 others	Termination of the commitments

KB Pre IPO Secondary Venture Fund No.2 and 4 others	Liquidation

498 Seventh KOR Holdco LP and 1 other	Disposal

KB Global Digital-Chain Economy Securities Fund(Equity) and 1 other	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)		2022		2021
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,289	~~W~~	1,447
Korea Credit Bureau Co., Ltd.	Interest expense		—		3
	Fee and commission income		866		221
	Insurance income		1		1
	Fee and commission expense		564		1,123
	Reversal of credit losses		—		1
	Other operating expenses		—		1
KB GwS Private Securities Investment Trust *	Fee and commission income		—		146
Incheon Bridge Co., Ltd.	Interest income		849		1,099
	Interest expense		43		38
	Fee and commission income		5		4
	Fee and commission expense		1		1
	Insurance income		49		69
	Losses on financial instruments at fair value through profit or loss		1,390		841
	Reversal of credit losses		1		14
	Provision for credit losses		—		3
Aju Good Technology Venture Fund	Interest expense		14		4
KB Star Office Private Real Estate Master Fund No.1	Interest income		91		91
	Interest expense		1		3
	Fee and commission income		107		107
SY Auto Capital Co., Ltd.	Interest income		223		273
	Fee and commission income		13		21
	Fee and commission expense		3		1
	Insurance income		11		9
	Other operating income		175		182
	Other operating expenses		5		34
	Reversal of credit losses		—		11
	Provision for credit losses		4		—
Food Factory Co., Ltd.	Interest income		21		16
	Interest expense		2		1
	Insurance income		2		2
	Reversal of credit losses		—		7
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		8		28

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Acts Co., Ltd.	Insurance income	~~W~~	1	~~W~~	—
POSCO-KB Shipbuilding Fund	Fee and commission income		46		70
Dae-A Leisure Co., Ltd.	Interest expense		—		1
Paycoms Co., Ltd.	Interest income		3		3
Big Dipper Co., Ltd.	Fee and commission expense		181		257
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		—
	Fee and commission income		37		56
KB-TS Technology Venture Private Equity Fund	Fee and commission income		63		—
KB-SJ Tourism Venture Fund	Fee and commission income		71		70
Banksalad Co., Ltd.	Fee and commission income		9		9
	Fee and commission expense		6		20
Iwon Alloy Co., Ltd.	Insurance income		1		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		12		10
KB-MDI Centauri Fund LP	Fee and commission income		112		82
Hibiscus Fund LP	Fee and commission income		128		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		78		—
Contents First Inc.	Interest expense		(8)		(1)
December & Company Inc.	Insurance income		39		27
GENINUS Inc.	Interest expense		7		10
	Losses on financial instruments at fair value through profit or loss		643		—
	Provision for credit losses		5		—
Pin Therapeutics Inc.	Interest expense		6		—
Wyatt Corp.	Insurance income		38		15
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		1		3
	Fee and commission income		—		169
Spark Biopharma Inc.	Interest expense		20		—
Skydigital Inc.	Fee and commission income		1		1
KB No.17 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		42
	Interest expense		—		4
KB No.18 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		55
	Losses on financial instruments at fair value through profit or loss		1,570		—
	Interest expense		4		7
KB No.19 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		59
	Losses on financial instruments at fair value through profit or loss		32		—
	Interest expense		2		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
KB No.20 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	~~W~~	132	~~W~~	57
	Interest expense		6		3
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		88		120
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		—		108
COSES GT Co., Ltd.	Interest income		5		4
IDTECK Co., Ltd.	Insurance income		1		—
Desilo Inc.	Interest income		2		—
IGGYMOB Co., Ltd.	Interest expense		1		—
WJ Private Equity Fund No.1	Fee and commission income		2		2
UPRISE, Inc.	Interest income		—		2
	Interest expense		1		—
Bomapp Inc.	Fee and commission expense		—		4
KB Social Impact Investment Fund	Fee and commission income		75		75
KB-UTC Inno-Tech Venture Fund	Fee and commission income		138		127
KBSP Private Equity Fund No.4	Fee and commission income		94		96
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		245		352
2020 KB Fintech Renaissance Fund	Fee and commission income		37		37
KB Material and Parts No.1 PEF	Fee and commission income		87		—
FineKB Private Equity Fund No.1	Fee and commission income		155		123
Paramark KB Fund No.1	Fee and commission income		105		—
KB Bio Private Equity No.3 Ltd.	Fee and commission income		49		69
K The 15th REIT Co., Ltd. *	Fee and commission income		—		500
KB-Solidus Global Healthcare Fund	Fee and commission income		107		171
SwatchOn Inc.	Fee and commission income		2		2
	Interest expense		1		8
Gomi corporation Inc.	Interest income		13		—
	Interest expense		1		—
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income		—		23
KB-GeneN Medical Venture Fund No.1	Fee and commission income		9		—
KB-BridgePole Venture Investment Fund	Fee and commission income		16		—
KB-Kyobo New Mobility Power Fund	Fee and commission income		9		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Others
Retirement pension	Fee and commission income	~~W~~	336	~~W~~	343
	Interest expense		5		1

*	Excluded from the Group’s related party as of March 31, 2022.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 169,977 million and ~~W~~ 223,063 million for the three-month periods ended March 31, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		March 31, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,289	~~W~~	1,427
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		113		36
	Deposits		4,059		10,200
	Insurance liabilities		—		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		35,992		37,382
	Loans measured at amortized cost (gross amount)		109,384		114,107
	Allowances for credit losses		25		26
	Other assets		387		423
	Deposits		46,901		35,487
	Provisions		24		24
	Insurance liabilities		30		79
	Other liabilities		130		99
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		44		17
Aju Good Technology Venture Fund	Deposits		6,500		6,286
	Other liabilities		23		10
KB Star Office Private Real Estate Master Fund No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		244		138
	Deposits		2,149		2,578
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1,300		1,524
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		516		260
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,591		1,591
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		111		443
	Loans measured at amortized cost (gross amount)		1		1
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)		40,044		40,074
	Allowances for credit losses		64		68
	Other assets		50		630
	Deposits		6		17
	Insurance liabilities		33		14
	Other liabilities		38		36

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2022		December 31, 2021
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	663	~~W~~	663
	Loans measured at amortized cost (gross amount)		3,529		3,553
	Allowances for credit losses		5		4
	Other assets		1		2
	Deposits		604		839
	Insurance liabilities		5		8
	Other liabilities		2		6
KB Pre IPO Secondary Venture Fund No.1 *	Deposits		—		103
Acts Co., Ltd.	Deposits		1		154
	Insurance liabilities		1		2
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		259		213
Paycoms Co., Ltd.	Other assets		1		1
	Financial assets at fair value through profit or loss		1,269		1,269
	Deposits		2		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		11		17
	Deposits		19		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		515		904
Iwon Alloy Co., Ltd.	Insurance liabilities		1		1
Computerlife Co., Ltd.	Deposits		1		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		5,423		5,423
	Other liabilities		67		79
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		14		14
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		57		94
Skydigital Inc.	Deposits		36		85
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,090		9,090
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		4,950
	Loans measured at amortized cost (gross amount)		12		17
	Deposits		15,679		6,015
	Other liabilities		16		3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2022		December 31, 2021
UPRISE, Inc.	Financial assets at fair value through profit or loss	~~W~~	5,248	~~W~~	1,250
	Deposits		3,999		4,001
	Other liabilities		1		—
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		10		6
	Deposits		49		38
Jo Yang Industrial Co., Ltd.	Deposits		1		1
KB No.17 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		301		1,301
	Deposits		—		1,687
	Other liabilities		252		12
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,311		3,881
	Deposits		2,052		2,077
	Other liabilities		16		12
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,059		2,091
	Deposits		992		1,013
	Other liabilities		7		5
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,267		3,135
	Deposits		1,667		1,681
	Other liabilities		9		3
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,490		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		4,930		4,930
	Loans measured at amortized cost (gross amount)		507		515
	Allowances for credit losses		2		2
	Other assets		1		1
	Deposits		1,500		1,939
	Other liabilities		1		—
IDTECK Co., Ltd.	Insurance liabilities		—		1
CWhy Inc.	Insurance liabilities		2		—
Bomapp Inc.	Financial assets at fair value through profit or loss		19		19
Channel Corporation	Financial assets at fair value through profit or loss		14,551		14,551

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2022		December 31, 2021
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	~~W~~	7,000	~~W~~	7,000
KB-Solidus Global Healthcare Fund	Other assets		107		620
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,557		3,557
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		2,500
	Loans measured at amortized cost (gross amount)		2,219		2,233
	Allowances for credit losses		12		12
	Other assets		4		4
	Deposits		5,144		3,188
	Other liabilities		2		1
Copin Communications, Inc. *	Financial assets at fair value through profit or loss		—		4,801
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		92		263
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,278		2,278
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		35		39
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Deposits		1,300		12,650
	Other liabilities		10		57
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		13,272		9,633
	Other assets		216		104
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc.	Financial assets at fair value through profit or loss		5,212		5,855
	Loans measured at amortized cost (gross amount)		31		17
	Allowances for credit losses		11		6
	Deposits		24,752		34,415
	Other liabilities		9		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2022		December 31, 2021
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	1	~~W~~	1
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		137		386
Pin Therapeutics Inc.	Deposits		18,043		—
	Other liabilities		5		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		3		4
	Financial assets at fair value through profit or loss		5,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		3		2
	Deposits		623		944
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		301		301
	Allowances for credit losses		2		2
	Deposits		20		168
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		1,253		1,054
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		19		6
	Deposits		1,540		2,938
	Other liabilities		1		—
kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		—
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		3,896		—
Grinergy	Financial assets at fair value through profit or loss		2,500		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		—
FineKB Private Equity Fund No.1	Other assets		155		153
Paramark KB Fund No.1	Other liabilities		220		200
December & Company Inc.	Deposits		1		1
	Insurance liabilities		95		10
KB Social Impact Investment Fund	Other assets		225		150

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2022		December 31, 2021
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	~~W~~	2,200	~~W~~	2,200
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		14		354
Pin Therapeutics Inc.	Financial assets at fair value through profit or loss		5,000		3,000
Hibiscus Fund LP	Financial assets at fair value through profit or loss		9,588		4,731
	Other assets		—		251
	Other liabilities		140		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		675		353
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		16		7
SwatchOn Inc.	Financial assets at fair value through profit or loss		3,345		3,345
	Loans measured at amortized cost (gross amount)		68		73
	Deposits		10,880		686
	Other liabilities		2		—
Key management personnel	Loans measured at amortized cost (gross amount)		6,295		4,591
	Allowances for credit losses		2		2
	Other assets		6		4
	Deposits		21,693		16,996
	Provisions		1		1
	Insurance liabilities		2,322		2,471
	Other liabilities		342		345
Others
Retirement pension	Other assets		506		369
	Other liabilities		5,955		5,014

*	Excluded from the Group’s related party as of March 31, 2022, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	113	~~W~~	(36)	~~W~~	113
Incheon Bridge Co., Ltd.		151,489		9		(6,122)		145,376
KB Star Office Private Real Estate Master Fund No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		1,591		—		—		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,074		44		(74)		40,044
Food Factory Co., Ltd.		4,216		6		(30)		4,192
Paycoms Co., Ltd.		1,269		—		—		1,269
Big Dipper Co., Ltd.		17		11		(17)		11
RMGP Bio-Pharma Investment Fund, L.P.		5,423		—		—		5,423
RMGP Bio-Pharma Investment, L.P.		14		—		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		—		—		9,090
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		10		(6)		2,010
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,000)		301
KB No.18 Special Purpose Acquisition Company		3,881		—		(1,570)		2,311
KB No.19 Special Purpose Acquisition Company		2,091		—		(32)		2,059
KB No.20 Special Purpose Acquisition Company		3,135		132		—		3,267
KB No.21 Special Purpose Acquisition Company		—		1,490		—		1,490
COSES GT Co., Ltd.		5,445		7		(15)		5,437
Bomapp Inc.		19		—		—		19
Channel Corporation		14,551		—		—		14,551
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		—		—		3,557
Gomi corporation Inc.		4,733		1,519		(33)		6,219
Copin Communications, Inc. *		4,801		—		(4,801)		—
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		2,278		—		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		—		—		7,277
KB-MDI Centauri Fund LP		9,633		3,639		—		13,272

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
SwatchOn Inc.	~~W~~	3,418	~~W~~	68	~~W~~	(73)	~~W~~	3,413
OKXE Inc.		800		—		—		800
GENINUS Inc.		5,872		31		(660)		5,243
Checkmate Therapeutics Inc.		2,200		—		—		2,200
Mantisco Co., Ltd.		3,001		1		(1)		3,001
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		4,967		2,512		(17)		7,462
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,000		—		5,000
Hibiscus Fund LP		4,731		4,857		—		9,588
SuperNGine Co., Ltd.		1,998		3		(2)		1,999
Desilo Inc.		3,469		—		—		3,469
RMG-KB BioAccess Fund L.P.		353		322		—		675
RMG-KB BP Management Ltd.		7		9		—		16
IGGYMOB Co., Ltd.		5,006		19		(6)		5,019
Turing Co., Ltd.		3,000		—		—		3,000
kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		3,896		—		3,896
Grinergy		—		2,500		—		2,500
NexThera Co., Ltd.		—		2,000		—		2,000
Key management personnel		4,591		2,727		(1,023)		6,295

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	101	~~W~~	(36)	~~W~~	101
Incheon Bridge Co., Ltd.		171,758		6		(5,568)		166,196
KB Star Office Private Real Estate Master Fund No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		40,060		42		(10,060)		30,042
Food Factory Co., Ltd.		3,872		396		(22)		4,246
Paycoms Co., Ltd.		1,226		—		—		1,226
Big Dipper Co., Ltd.		4		5		(4)		5
RMGP Bio-Pharma Investment Fund, L.P.		4,250		724		—		4,974
RMGP Bio-Pharma Investment, L.P.		9		1		—		10
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		—		9,141
UPRISE, Inc.		750		—		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		21		(24)		2,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Loan		Collection		Ending
KB No.17 Special Purpose Acquisition Company *	~~W~~	2,687	~~W~~	43	~~W~~	—	~~W~~	2,730
KB No.18 Special Purpose Acquisition Company		3,873		55		—		3,928
KB No.19 Special Purpose Acquisition Company		2,055		59		—		2,114
KB No.20 Special Purpose Acquisition Company		3,067		58		—		3,125
COSES GT Co., Ltd.		5,430		2		—		5,432
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		4,551		—		—		4,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		—		—		3,264
Gomi corporation Inc.		509		9		(9)		509
Copin Communications, Inc. *		1,500		—		—		1,500
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		—		—		1,432
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		—		—		4,280
SwatchOn Inc.		3,404		52		(59)		3,397
OKXE Inc.		800		—		—		800
GENINUS Inc.		5,599		8		—		5,607
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,000		—		3,000
IMBiologics Corp.		—		2,000		—		2,000
Key management personnel		5,153		268		(1,791)		3,630

*	Excluded from the Group’s related party as of March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	(6,141)	~~W~~	4,059
Incheon Bridge Co., Ltd.		35,487		—		—		11,414		46,901
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		27		44
Computerlife Co., Ltd.		—		—		—		1		1
Skydigital Inc.		85		—		—		(49)		36
Jo Yang Industrial Co., Ltd.		1		—		—		—		1
Aju Good Technology Venture Fund		6,286		—		—		214		6,500
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(389)		515
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		(224)		1,300
WJ Private Equity Fund No.1		260		—		—		256		516
KB Star Office Private Real Estate Master Fund No.1		2,578		—		—		(429)		2,149
SY Auto Capital Co., Ltd.		17		—		—		(11)		6
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company		2,077		—		—		(25)		2,052
KB No.19 Special Purpose Acquisition Company		1,013		—		(30)		9		992
KB No.20 Special Purpose Acquisition Company		1,681		—		—		(14)		1,667
RAND Bio Science Co., Ltd.		443		—		—		(332)		111
Food Factory Co., Ltd.		839		511		(507)		(239)		604
Acts Co., Ltd.		154		—		—		(153)		1
Paycoms Co., Ltd.		1		—		—		1		2
Big Dipper Co., Ltd.		—		—		—		19		19
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		4,001		—		—		(2)		3,999
CellinCells Co., Ltd.		38		—		—		11		49
COSES GT Co., Ltd.		1,939		—		—		(439)		1,500
SwatchOn Inc.		686		—		—		10,194		10,880
Gomi corporation Inc.		3,188		—		—		1,956		5,144
S&E Bio Co., Ltd.		263		50		—		(221)		92
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(4)		35
Contents First Inc.		12,650		—		(8,700)		(2,650)		1,300
December & Company Inc.		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
GENINUS Inc.	~~W~~	34,415	~~W~~	—	~~W~~	—	~~W~~	(9,663)	~~W~~	24,752
Mantisco Co., Ltd.		386		—		—		(249)		137
Pin Therapeutics Inc.		—		15,000		—		3,043		18,043
Spark Biopharma Inc.		6,015		11,500		(1,000)		(836)		15,679
G1 Playground Co., Ltd.		354		—		—		(340)		14
SuperNGine Co., Ltd.		944		—		—		(321)		623
Desilo Inc.		168		—		—		(148)		20
Turing Co., Ltd.		1,054		—		—		199		1,253
IGGYMOB Co., Ltd.		2,938		—		—		(1,398)		1,540
Key management personnel		16,996		4,046		(3,823)		4,474		21,693

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	—	~~W~~	(15,231)	~~W~~	4,751
Incheon Bridge Co., Ltd.		39,520		—		(5,000)		(5,737)		28,783
DPAPS Co., Ltd.		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		—		(81)		555
Computerlife Co., Ltd.		—		—		—		1		1
Skydigital Inc.		15		—		—		9		24
Jo Yang Industrial Co., Ltd.		2		—		—		(2)		—
Aju Good Technology Venture Fund		3,093		—		—		1,830		4,923
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(592)		331
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		1,732		9,829
Neomio Corp. [2]		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(169)		180
KB Star Office Private Real Estate Master Fund No.1		4,255		—		(1,593)		(355)		2,307
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.17 Special Purpose Acquisition Company [2]		1,711		1,546		(1,525)		(23)		1,709
KB No.18 Special Purpose Acquisition Company		2,101		—		—		(23)		2,078
KB No.19 Special Purpose Acquisition Company		1,053		—		—		(19)		1,034
KB No.20 Special Purpose Acquisition Company		1,716		—		—		(10)		1,706
RAND Bio Science Co., Ltd.		693		—		(400)		(33)		260
Food Factory Co., Ltd.		1,555		507		(500)		(627)		935

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Acts Co., Ltd.	~~W~~	18	~~W~~	—	~~W~~	—	~~W~~	31	~~W~~	49
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		6		7
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		(9)		2
CellinCells Co., Ltd.		260		—		—		(202)		58
COSES GT Co., Ltd.		292		—		—		1,223		1,515
SwatchOn Inc.		3,947		—		(3,000)		1,546		2,493
Gomi corporation Inc.		37		—		—		55		92
S&E bio Co., Ltd.		1,142		—		—		(273)		869
KB Pre IPO Secondary Venture Fund No.1 [2]		629		—		—		(31)		598
4N Inc.		76		—		—		(59)		17
Contents First Inc.		1,823		—		(990)		(817)		16
December & Company Inc.		1		—		—		—		1
GENINUS Inc.		13,630		—		—		(7,152)		6,478
Mantisco Co., Ltd.		—		—		—		1,141		1,141
Key management personnel		17,167		5,196		(4,223)		3,531		21,671

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	14,231	~~W~~	279	~~W~~	3,620
KB GwS Private Securities Investment Trust *		—		—		—		188,836
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		5		—		1,800
POSCO-KB Shipbuilding Fund		—		—		—		3,750
KB Pre IPO Secondary Venture Fund No.1 *		—		2,625		—		—
KB-SJ Tourism Venture Fund		—		400		—		—
Korea Credit Bureau Co., Ltd.		—		—		—		90
KB-UTC Inno-Tech Venture Fund		—		—		5,085		—
KB-Solidus Global Healthcare Fund		—		14,040		—		—
KB SPROTT Renewable Private Equity Fund No.1		12,247		—		—		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		—		4,884		—
JR Global REIT *		—		—		—		29,125
KB Bio Private Equity No.3 Ltd.		—		5,100		10,000		—
K The 15th REIT Co., Ltd. *		—		—		8,600		—
KB Social Impact Investment Fund		—		—		1,500		—
KB-TS Technology Venture Private Equity Fund		—		1,400		—		896
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		—		—		857
G payment Joint Stock Company		—		138		—		—
498/7 Owners LLC *		—		166,851		—		—
KB-SOLIDUS Healthcare Investment Fund		9,000		—		—		—
Paramark KB Fund No.1		660		—		—		—
FineKB Private Equity Fund No.1		5,000		3,100		—		—
KB-GeneN Medical Venture Fund No.1		2,000		—		—		—
KB-BridgePole Venture Investment Fund		850		—		—		—
KB-Kyobo New Mobility Power Fund		3,000		—		—		—
Apollo REIT PropCo LLC		19,968		—		—		—
KB Co-Investment Private Equity Fund No.1		2,185		—		—		—

*	Excluded from the Group’s related party as of March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.6 Unused commitments provided to related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		March 31, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		488		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		91		93
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	Commitments on loss absorption priority		—		10,000
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		106		98
Food Factory Co., Ltd.	Unused lines of credit for credit card		84		82
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		1		1
CellinCells Co., Ltd.	Unused lines of credit for credit card		14		18
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		49		43
SwatchOn Inc.	Unused lines of credit for credit card		132		127
Gomi corporation Inc.	Unused lines of credit for credit card		16		2
COSES GT Co., Ltd.	Unused lines of credit for credit card		23		15
GENINUS Inc.	Unused lines of credit for credit card		29		43
Spark Biopharma Inc.	Unused lines of credit for credit card		38		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		29		29
IMBiologics Corp.	Unused lines of credit for credit card		20		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		17		18
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		6		14
KB Pre IPO Secondary Venture Fund No.1 *	Commitments on loss absorption priority		—		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		440		616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.6 Unused commitments provided to related parties as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		March 31, 2022		December 31, 2021
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	~~W~~	5,140	~~W~~	18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		5,579		5,579
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		16,608		16,608
KB-KTB Technology Venture Fund	Purchase of securities		22,400		22,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		79,200		88,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		18,100		20,000
FineKB Private Equity Fund No.1	Purchase of securities		11,625		16,625
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		27,300		27,960
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	5,169,930	USD	5,169,932
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	12,613	USD	12,615
KB-MDI Centauri Fund LP	Purchase of securities	USD	3,568,661	USD	6,622,923
Hibiscus Fund LP	Purchase of securities	MYR	16,666,667	MYR	33,333,333
RMG-KB BP Management Ltd.	Purchase of securities	USD	598,745	USD	616,170
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	29,432,324	USD	29,702,324
Key management personnel	Loan commitments in Korean won		2,691		2,018

*	Excluded from the Group’s related party as of March 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

34.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,153	~~W~~	255	~~W~~	3,008	~~W~~	5,416
Registered directors (non-executive)		270		—		—		270
Non-registered directors		3,719		129		5,112		8,960

	~~W~~	6,142	~~W~~	384	~~W~~	8,120	~~W~~	14,646

(In millions of Korean won)	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,962	~~W~~	277	~~W~~	3,862	~~W~~	6,101
Registered directors (non-executive)		259		—		—		259
Non-registered directors		3,028		130		5,335		8,493

	~~W~~	5,249	~~W~~	407	~~W~~	9,197	~~W~~	14,853

34.8 Details of collateral provided by related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Assets held as collateral	March 31, 2022		December 31, 2021
Associates
KB Star Office Private Real Estate Master Fund No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management personnel	Time deposits and others		360		745
	Real estate		7,973		5,176

As of March 31, 2022, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

35. Events after the Reporting Period

According to the resolution of the board of directors on April 22, 2022, the quarterly dividend per share of ~~W~~ 500 (total dividend: ~~W~~ 194,817 million) with dividend record date of March 31, 2022 were paid on May 9, 2022. The Group’s consolidated financial statements as of March 31, 2022, do not reflect this dividend payable.